Dodge & Cox  /  Investment Managers  /  San Francisco
Representing Dodge & Cox:
Dodge & Cox International Stock Fund
June 30, 2008
I.  Introduction to Dodge & Cox
II. International Stock Fund Overview
III. Investment Team and Process
IV. Equity Portfolio & Strategy
V. Investment Results
VI. Dodge & Cox Funds Services
VII. Supplemental Exhibits
Dodge & Cox does not guarantee the future performance of any account (including Dodge & Cox mutual funds) or any specific level of performance, the success of any investment decision or strategy that Dodge & Cox may use, or the success of Dodge & Cox's overall management of an account. Investment decisions made for a client's account by Dodge & Cox are subject to various market, currency, economic, political and business risks (foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability), and those investment decisions will not always be profitable. This information is the confidential and proprietary product of Dodge & Cox. Any unauthorized use, reproduction or disclosure is strictly prohibited.

Dodge & Cox  /  Investment Managers  /  San Francisco
Over Seventy-Five Years of Investment Experience
Dodge & Cox was founded in 1930.  We have a stable and well-qualified team of investment professionals, most of whom have spent their entire careers at Dodge & Cox.
Independent Organization
Ownership of Dodge & Cox is limited to active employees of the firm. Currently there are 58 shareholders and 183 total employees.
One Business
Dodge & Cox provides domestic, international and global equity, fixed income, and balanced account management.
Single Office Location
We maintain close communication among our investment professionals by operating from one office in San Francisco.
Independent Research Staff
Thorough fundamental analysis of each investment allows us to make independent, long-term decisions for our clients’ portfolios.
Key Characteristics of Our Organization
June 30, 2008
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Funds:  $140.2 billion
Separate Accounts: $69.3 billion
*Reopened to new investors effective February 4, 2008.
Dodge & Cox Assets Under Management ($ in billions)
$209.5 in Total Assets:  $144.1 in Equities  /  $65.4 in Fixed Income
as of June 30, 2008
Corporate
Employee Benefit
$29.3
Public Employee
Benefit
$12.9
Foundation &
Endowment
$11.2
Insurance & Other
Taxable Corp.
$2.9
Private
Clients
$5.2
Taft-Hartley Emp.
Benefit
$7.8
International
Stock Fund
$49.4
Income Fund
$15.6
Balanced Fund*
$22.4
Stock Fund*
$52.5
Global Stock
Fund, $0.3
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Equity
96.9%
Cash
3.1%
International Stock Fund
Total Net Assets: $49.4 billion
(As of 6/30/08)
Portfolio Overview
(As of 6/30/08)
• Diversified Portfolio by Sector & Region
• Long-Term Investment Horizon
• Well-Established Companies:
– Wtd. Average Market Cap. of $59 Billion
– Median Market Cap. of $14 Billion
• Below-Average Valuations:
– Price to earnings ratio (forward) of 10.5x
– Price to sales ratio of 0.7x
– Price to book value of 1.5x
• Gradual Portfolio Shifts
Net Asset Value Per Share: $40.71
Expense Ratio: 0.65% (as of 6/30/08)
Dodge & Cox International Stock Fund
as of June 30, 2008
Key Characteristics Shared by Dodge & Cox Funds
• Objective: Long-Term Growth of Principal and Income
• Low Expenses
• Stable and Experienced Investment Team
• Consistent Investment Approach
• Team Decision-Making Process
• Low Turnover Resulting from Long-Term View
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
•
Originally conceived to develop a global research perspective
•
Launched after years of research and due diligence
Mid 80s Late 80s Mid 90s 1997 1999 May 2001 June 2008
Recognized need
to develop global
research expertise
for existing
clients.
Ramped up
global research
efforts. Invested
in select
international
companies in
“domestic”
portfolios.
Decided to
explore an
international-
only portfolio.
Formed
International
Investment
Policy
Committee
to review
international
research
ideas.
International
seed
portfolio
established.
DODFX
launched
DODFX:
$49.4B
in assets.
International Fund Timeline
Development of Dodge & Cox International Stock Fund
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
What Makes Us Distinctive?
Typical Portfolio Characteristic:
• Historically low turnover (<20%) reflecting long-term view
Common Characteristic:
• 100%+ portfolio turnover
Risk Assessment is based on capital preservation:
• Risk defined as potential for permanent loss of capital
• Portfolio diversified across industries and regions
• Thorough analysis of individual holdings
• Judgment guides sector and country limits
Risk Assessment is benchmark-based:
• Risk defined as volatility relative to benchmark
• Minimize tracking error and portfolio beta
• Benchmark-based sector and country limits
• Bottom-up approach based on individual company analysis
• Macro view is outcome
• Macro view and forecasts used as inputs to security selection
• Focused team based in San Francisco
• Global industry analysts
• Worldwide investment staff
• Dedicated international team
Dodge & Cox Approach “Typical” International Approach
Updated 6/2008
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Experienced and Stable Investment Team
Investment Policy Committee
Member Years Member Years
John Gunn 35 Bryan Cameron 24
Kenneth Olivier 28 Gregory Serrurier 23
Charles Pohl 23 Wendell Birkhofer 20
Diana Strandberg 19 Steven Voorhis 11
David Hoeft 14
Fixed Income Investment Policy Committee
Member Years Member Years
Dana Emery 24 Charles Pohl 23
Peter Lambert 19 Robert Thompson 15
Thomas Dugan 14 Kent Radspinner 11
Larissa Roesch 10 James Dignan 8
Anthony Brekke 4
International Investment Policy Committee
Member Years Member Years
John Gunn 35 Bryan Cameron 24
Charles Pohl 23 Gregory Serrurier 23
Diana Strandberg 19 Yasha Gofman 12
Mario DiPrisco 9 Roger Kuo                    9
Keiko Horkan 7
Analysts and Managers Policy Committees
Revised 6/2008
Global Investment Policy Committee
Member Years Member Years
John Gunn 35 Steven Voorhis 11
Charles Pohl 23 Karol Marcin 7
Diana Strandberg 19 Lily Beischer 7
Managers/Analysts Years Coverage
John Gunn 35 Chairman & Chief Executive Officer
Kenneth Olivier 28 President
Katherine Drake 26 Portfolio Manager
Bryan Cameron 24 Director of Research Department
Charles Pohl 23 Chief Investment Officer
Gregory Serrurier 23 Portfolio Manager
Lynn Poole 20 Portfolio Manager
Wendell Birkhofer 20 Portfolio Manager / Broadcasting, Entertainment
Diana Strandberg 19 International
Kevin Johnson 18 Portfolio Manager / Integrated Oils, Consumer Finance (US)
Steven Cassriel 15 Portfolio Manager / Railroads, Airlines
David Hoeft 14 Computer Hardware & Software, Semiconductors
Yasha Gofman 12 Energy, Tobacco, Russia, Israel
Steven Voorhis 11 Pharmaceuticals, Metals & Mining, India
John Iannuccillo 10 Aerospace, Electrical Equipment, Paper, IT Services, Analytical Instruments
Mario DiPrisco 9 Banks (EMEA, India & Latin America), Building Products, Latin America
Roger Kuo 9 Telecom (Americas), Media, Entertainment, China, Hong Kong
Keiko Horkan 7 Banks (US & Japan), Consumer Electronics, Specialty Finance, Japan
Karol Marcin 7 Global Insurance, Central Europe
Amanda Nelson 7 Telecom Equipment, Natural Gas Pipelines, Electric Utilities, Turkey, Greece
Lily Beischer 7 Telecom (Asia), Retail, Footwear & Apparel, Cosmetics, Philippines, Indonesia
Richard Callister 5 Machinery, Chemicals, Medical Devices, Scandinavia
Englebert Bangayan 5 Commercial Services, Transportation (International)
James Borden 5 Portfolio Manager
Raymond Mertens 4 REITs, Hotels, Commercial Printing, Healthcare Services, Consumer Products
Phillippe Barret, Jr. 3 Asian (ex. Japan) Banks, Imaging, Brokers, Investment Managers, Exchanges
Eric Warner 2 Portfolio Manager
Karim Fakhry 2 Appliances, Building Products, US Home Building & Improvement, Biotech
Joel-Patrick Millsap 1 Telecom (Europe), Global Autos
Kathleen Grey McCarthy New Beverages, Restaurants
Paritosh Somani New Metals & Mining
Tae Yamaura New Japan
Fixed Income Analysts Years Coverage
Dana Emery 24 Executive Vice President, Corporates
Peter Lambert 19 Mortgage-Backed Securities
Robert Thompson 15 Agencies, Special Situations
Shirlee Neil 15 Corporates
Thomas Dugan 14 Mortgage-Backed Securities
Stephanie Notowich 12 Mortgage-Backed Securities
Nancy Kellerman 11 Municipals
Kent Radspinner 11 Asset-Backed Securities, TIPS
Larissa Roesch 10 Corporates, Scandinavia, Thailand
James Dignan 8 Mortgage-Backed Securities
Thinh Le 7 Corporates
E. Saul Peña 7 Corporates
Jay J. Stock 5 Analytics Systems, Other Research
Adam Rubinson 5 Corporates, Auto Finance
Anthony Brekke 4 Corporates
Nils Reuter 4 Mortgage-Backed Securities
Lucinda Johns 3 Corporates, South Africa
Linda K. Chong 2 Mortgage & Asset-Backed Securities, Korea, Malaysia
Nicholas V. Lockwood New Municipals, Treasury Trading
08-205
Years at Dodge & Cox as of September 2007
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Disciplined Decision-Making by an Experienced and Stable Team
Investment Advocacy by Research Analysts
Objectives:
Conduct Bottom-up Research of Individual Companies
Identify Investment Opportunities and Monitor Existing Holdings
Advocate Investment Recommendations
Years at D&C
•
John Gunn ¹
Chairman & Chief Executive Officer 35
•
Bryan Cameron ¹
Director of Research 24
•
Charles Pohl ¹
Chief Investment Officer 23
Research Analysts Sectors Years at D&C
•
Wendell Birkhofer ¹
Broadcasting, Entertainment 20
•
Diana Strandberg ¹
International 19
• Kevin Johnson Integrated Oils, Consumer Finance (US) 18
• Steven Cassriel Railroads, Airlines 15
•
David Hoeft ¹
Computer Hardware, Software, Semiconductors 14
• Yasha Gofman Energy, Tobacco, Russia, Israel 12
•
Steven Voorhis¹
Pharmaceuticals, Metals and Mining, India 11
• John Iannuccillo Aerospace, Electrical Equipment, Paper, IT Services 10
• Mario DiPrisco Banks (EMEA, India & Latin America), Building Products, 9
Latin America
• Roger Kuo Telecom (Americas), Media & Entertainment, China, HK 9
• Keiko Horkan Banks (US & Japan), Specialty Finance, Consumer 7
Electronics, Japan
• Karol Marcin Global Insurance, Central Europe 7
• Amanda Nelson Telecom Equipment, Utilities, Greece, Turkey 7
• Lily Beischer Telecom (Asia), Retail, Footwear & Apparel, Cosmetics, 7
Philippines, Indonesia
• Richard Callister Machinery, Medical Devices, Chemicals, Scandinavia 5
• Englebert Bangayan Commercial Services, Transportation (International) 5
• Raymond Mertens REITs, Hotels, Commercial Printing, Healthcare Services, 4
Consumer Products
• Philippe Barret Banks (Asia ex. Japan), Brokers, Inv. Managers, Exchanges, 3
Imaging
• Karim Fakhry Appliances, Building Products, US Home Builders, Biotech 2
• Joel-Patrick  Millsap Telecom Services (Europe), Global Autos 1
• Kathleen Grey McCarthy  Beverages, Restaurants New
• Paritosh Somani Metals, Mining New
• Tae Yamaura Japan New
Decision-Making by
International Investment Policy Committee
Objectives:
Evaluate Individual International Securities
Approve Buy/Sell List with Target Weightings
Review Portfolio Diversification
Oversee Implementation of International Strategy
Committee Members Years at D&C
•
John Gunn 1
35
•
Bryan Cameron 1
24
• Charles Pohl 1 23
•
Gregory Serrurier 1
23
•
Diana Strandberg 1
19
• Yasha Gofman 12
• Mario DiPrisco 9
• Roger Kuo 9
• Keiko Horkan 7
1 Also member of Investment Policy Committee
Revised 6/2008
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Investment Process
Deliberate and Focused Team Approach to Investing
Investment Decision-Making
by International Investment
Policy Committee
Investment Research by Global Industry Analysts
Portfolio Construction
•Review investment
recommendations by analysts
•Approve buy/sell list with target
weightings
•Review industry and regional
weightings
•Maintain diversification by sector
and geography
•Develop agenda for review
Due Diligence
•Develop 360-degree assessment
of company and prospects
•Interview management,
competitors, and industry experts
•Analyze financial statements,
filings, and news
•Evaluate governance
•Develop financial model with 3-5
year forecasts
•Collaborate with other members
of research staff
Idea Generation
•Identify investment action items
within area of industry expertise
•Meet management teams,
customers, and suppliers
•Monitor company financial
reports
•Attend industry conferences and
field trips
•Monitor industry news
•Review valuation screens
Investment
Advocacy
Written report
and oral
presentation
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Research-Intensive
• Ongoing analysis of each company’s valuation, corporate governance, growth opportunities, business strategies, and financial returns
• Individual security selection
Price Discipline
• Most of our holdings have below-average valuations
Long-Term View
• Three- to five-year investment horizon
• Fully invested portfolio
Analyze Risk
• Diversify portfolio across sectors
• Invest in countries whose economic and political systems appear more stable
• Investigate financial “staying power”
Strategy
To build a diversified portfolio of medium-to-large well-established non-U.S. companies in at least three countries, including emerging markets, where the company’s earnings and cash flow prospects are not adequately reflected in the current valuation.
International Equity Investment Approach
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Financials
Consumer Discretionary
Technology
Health Care
Energy
Industrials
Materials
Consumer Staples
Telecom Services
Utilities
Cash

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox International Stock Fund
as of June 30, 2008
Portfolio Composition
(EAFE)
by Region
International Stock Fund Portfolio Characteristics (as of 6/30/08)
$7 B $14 B Median Mkt. Cap.
$60 B $59 B Weighted Avg. Mkt. Cap.
0.9x 0.7x Price/Sales (trailing) (b)
1.8x 1.5x Price/Book Value (trailing)
10.9x 10.5x Price/Earnings (forward) (a)
1023 97 Number of Holdings
MSCI EAFE Dodge & Cox
(a) Price-to-earnings ratio excludes extraordinary items and negative earnings.
(b) Price-to-sales ratio excludes financial services and utilities.
*Other includes Africa, Canada, Israel,
and United States
International Stock Fund Portfolio Composition by Sector
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
Dodge & Cox International Stock Fund
MSCI EAFE
Source: State Street
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Europe
(ex UK)
39.7%
(47%)
Japan
21%
(21%)
United
Kingdom
12%
(22%)
Asia-
Pacific(ex
Japan)
5%
(10%)
Latin
America
7% (0%)
Other*
11% (0%)
Cash
3% (0%)
.

Financials
Consumer Discretionary
Technology
Health Care
Energy
Industrials
Materials
Consumer Staples
Telecom Services
Utilities
Cash

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox International Stock Fund
as of June 30, 2008
Portfolio Composition (ACWI,EAFE) by Region
International Stock Fund Portfolio Characteristics (as of 6/30/08)
10.9x N/A 10.5x
Price/Earnings (forward) (a)
$5 B
$56 B
1.0x
1.9x
12.8x
1906
ACWI ex US
$7 B $14 B Median Mkt. Cap.
$60 B $59 B Weighted Avg. Mkt. Cap.
0.9x 0.7x Price/Sales (trailing) (b)
1.8x 1.5x Price/Book Value (trailing)
12.1x 10.5x Price/Earnings (trailing) (a)
1023 97 Number of Holdings
MSCI EAFE Dodge & Cox
(a) Price-to-earnings ratio excludes extraordinary items and negative earnings.
(b) Price-to-sales ratio excludes financial services and utilities.
International Stock Fund Portfolio Composition by Sector
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
Dodge & Cox International Stock Fund
MSCI ACWI ex US
MSCI EAFE
Source: State Street
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Developed
Europe
(ex UK)
38.2%
( 34%
,47%)
Japan
21.3%
(16%
,
21%)
United
Kingdom
12.1%
(16%
,
22%)
Emerging
Markets
16.2% ( 19% ,
0%)
Other
Developed
9.1%
( 15%
,10% )
Cash
3.1%
(
0%,0%)
.

Dodge & Cox  /  Investment Managers  /  San Francisco
International Stock Fund Holdings
as of June 30, 2008
= International Fund’s 10 Largest Holdings
UK Europe Japan Asia Pacific Latin America Other Sum
Consumer
BMW Fujifilm Holdings NGK Spark Plug Consorcio Ara Liberty Global 14.9%
Discretionary Philips Electronics Honda Television Broadcasts Ltd. Corporation Geo Naspers
Thomson Matsushita Electric Grupo Televisa News Corp
Sony Net Servicos
Yamaha Motor Ultrapar
Consumer Tesco Anadolu Efes Aderans Femsa Tiger Brands 3.2%
Staples
Sadia
Energy Royal Dutch Shell
StatOil Hydro Petrobras
Schlumberger
9.1%
Total
Financials HSBC Holdings
Aegon Bank of Yokohama Bangkok Bank Grupo Banorte AIG 26.3%
RBOS Credit Suisse Mitsubishi UFJ Cheung Kong Holdings Standard Bank
Standard Chartered Haci Omer Sabanci Shinsei Bank Hang Lung Group
Swiss Life Tokio Marine Holdings Hang Lung Properties
Swiss Re ICICI Bank
Unicredit Kasikorn Bank
Yapi ve Kredi Bankasi Kookmin Bank
Shinhan Financial
Healthcare GlaxoSmithKline Bayer Chugai Pharmaceutical Cipla 11.6%
Novartis
Sanofi-Aventis Mediceo Paltac
Industrials Deutsche Post Nippon Yusen 8.3%
Nexans TOTO
Schneider Electric
TNT
Volvo
Wienerberger
Information Alcatel-Lucent Brother Industries Chartered Semiconductor Motorola 13.5%
Technology Epcos Fujitsu Nortel Networks
Infineon Hirose Electric
Nokia Hitachi
Qimonda Kyocera
Murata Manufacturing
Seiko Epson
Materials Akzo Nobel Siam Cement Cemex 7.8%
Arkema
BASF
Lafarge
Lanxess
Norsk Hydro
Telecom Telefonica KT Corp Bezeq 2.2%
Services
Telekomunik Indonesia
Utilities Tenaga Nasional 0.0%
Sum
12.1% 39.7% 21.3% 5.5% 7.1% 11.2% 96.9%
Cash 3.1%
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Funds Client Service
Dodge & Cox
Telephone:  415-274-9300
Facsimile:  415-986-0270
Website: www.dodgeandcox.com
Fund Client Service Fund Materials
Rob Curran Patricia Gribben
Tamara Gunawardana
Sandy He
Legal & Compliance
Mary Klabunde Tom Mistele, COO & General Counsel
Rick Marino Roberta Kameda, Senior Counsel
Kristen Harlow Glen Guymon, Associate Counsel
Marcia Venegas, CCO
Katherine Primas, Assistant CCO
Boston Financial Data Services
Shareholder Services
Telephone:  800-621-3979
Institutional Services
Telephone:  800-631-1120
Mutual Fund Administration
• Organization of tasks:
Dodge & Cox – Fund Administrator
State Street – Custodian & Fund Accountant
Boston Financial Data Services – Transfer Agent
Clear Sky – Blue Sky Administrator
PriceWaterhouseCoopers – Independent Accountant
Dechert – Legal Counsel
• Oversight of daily NAV calculation and fund accounting
process
• Financial reports and tax reporting
• Compliance testing:
Investment Company Act
Internal Revenue Code
Prospectus
• Insurance
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Experience & Continuity
Dodge & Cox has over seventy-five years of continuous investment experience.  We have a stable and well-qualified team of investment professionals.
Independence
We remain committed to independence, with ownership limited to active employees of the firm.  Our goal is to provide the highest quality investment management service to our existing clients.
Focus
We are focused entirely on equity, fixed income and balanced account management.
Consistent Investment Philosophy
We believe that a long-term investment horizon, independent fundamental analysis and consistent price discipline allow us to build attractive long-term opportunities in our clients’ portfolios.
Differentiating Characteristics
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco Performance Exhibits Only choose slides that will be used in presentation

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox International Stock Fund Performance Results
as of June 30, 2008
YTD 1 Year 3 Years 5 Years Since Inception*
International Stock Fund -11.54% -11.74% 13.23% 21.97% 12.73%
Comparative Index
MSCI EAFE Index -10.96% -10.61% 12.84% 16.67% 7.62%
Average Annual Total Returns for
periods ended June 30, 2008
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest and dividend income and, unlike Fund returns, do not reflect fees or expenses. The Morgan Stanley Capital International Europe,
Australasia, Far East Index (MSCI EAFE) is a broad-based, unmanaged index aggregated from 21 developed market country indices in Europe Australasia and the Far East.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
* Fund Inception Date: May 1, 2001
08-306

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox International Stock Fund Performance Results
as of June 30, 2008
YTD 1 Year 3 Years 5 Years Since Inception*
International Stock Fund -11.54% -11.74% 13.23% 21.97% 12.73%
Comparative Indices
MSCI EAFE Index -10.96% -10.61% 12.84% 16.67% 7.62%
MSCI ACWI ex US Index -10.17% -6.64% 15.68% 18.94% 9.70%
Average Annual Total Returns for
periods ended June 30, 2008
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest and dividend income and, unlike Fund returns, do not reflect fees or expenses. The Morgan Stanley Capital International Europe,
Australasia, Far East Index (MSCI EAFE) is a broad-based, unmanaged index aggregated from 21 developed market country indices in Europe Australasia and the Far
East. The Morgan Stanley Capital International All-Country World excluding United States Index (MSCI ACWI ex US) is a broad-based, unmanaged index aggregated from
47 developed and emerging market country indices.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-306
* Fund Inception Date: May 1, 2001

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox International Stock Fund Performance Results
as of June 30, 2008
YTD 1 Year 3 Years 5 Years Since Inception*
International Stock Fund -11.54% -11.74% 13.23% 21.97% 12.73%
Comparative Index
MSCI EAFE Index -10.96% -10.61% 12.84% 16.67% 7.62%
Average Annual Total Returns for
periods ended June 30, 2008
1 Year 3 Years 5 Years Since Inception*
International Stock Fund 11.71% 18.63% 27.00% 15.86%
Comparative Index
MSCI EAFE Index 11.18% 16.84% 21.59% 10.12%
Average Annual Total Returns for
periods ended December 31, 2007
* Fund Inception Date: May 1, 2001
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest and dividend income and, unlike Fund returns, do not reflect fees or expenses. The Morgan Stanley Capital International Europe,
Australasia, Far East Index (MSCI EAFE) is a broad-based, unmanaged index aggregated from 21 developed market country indices in Europe Australasia and the Far East.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-306

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox International Stock Fund Performance Results
as of June 30, 2008
YTD 1 Year 3 Years 5 Years Since Inception*
International Stock Fund -11.54% -11.74% 13.23% 21.97% 12.73%
Comparative Indices
MSCI EAFE Index -10.96% -10.61% 12.84% 16.67% 7.62%
MSCI ACWI ex US Index -10.17% -6.64% 15.68% 18.94% 9.70%
Average Annual Total Returns for
periods ended June 30, 2008
* Fund Inception Date: May 1, 2001
Average Annual Total Returns for
periods ended December 31, 2007
1 Year 3 Years 5 Years Since Inception*
International Stock Fund 11.71% 18.63% 27.00% 15.86%
Comparative Indices
MSCI EAFE Index 11.18% 16.84% 21.59% 10.12%
MSCI ACWI ex US Index 16.67% 19.89% 24.02% 12.26%
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest and dividend income and, unlike Fund returns, do not reflect fees or expenses. The Morgan Stanley Capital International Europe,
Australasia, Far East Index (MSCI EAFE) is a broad-based, unmanaged index aggregated from 21 developed market country indices in Europe Australasia and the Far
East. The Morgan Stanley Capital International All-Country World excluding United States Index (MSCI ACWI ex US) is a broad-based, unmanaged index aggregated from
47 developed and emerging market country indices.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-306

Dodge & Cox  /  Investment Managers  /  San Francisco
Q2 2008 Total Return (Dodge & Cox International Stock Fund vs EAFE)
-0.9%
-2.3%
-3.0%
-2.5%
-2.0%
-1.5%
-1.0%
-0.5%
0.0%
Dodge & Cox MSCI EAFE
Key Contributors to Relative Results:
The Fund’s holdings in the Energy sector (up 23%) helped performance versus the MSCI EAFE Energy sector (up 17%). Notable performers include Petroleo Brasileiro (up 37%), StatOil Hydro (up 29%) and Schlumberger (up 24%).
The Fund’s selection of holdings in the Consumer Discretionary and Consumer Staples sectors helped its performance in both absolute and relative terms. Selected holdings include: Naspers (up 26%), Sadia (up 21%), and Honda Motor (up 18%).
Other strong performers include Hitachi (up 22%), Bayer (up 7%), Novartis (up 7%), and GlaxoSmithKline (up 5%).
Key Detractors from Relative Results:
Weak returns from the Fund’s holdings in the Industrials sector (down 13% compared to down 2% for the MSCI EAFE Industrials sector) hurt performance. Selected detractors include Volvo (down 16%) and Schneider Electric (down 14%).
The Fund’s selection of holdings in the Materials sector hurt performance in comparison to the MSCI EAFE Materials sector (flat returns compared with up 10%).
* All returns are holding period returns
Comparative Investment Results –Q2 2008
as of June 30, 2008
Standardized Average Annual Returns for DODFX as of 6/30/08:  1 Year -11.7%; 5 Years 22.0%; Since Inception 12.7%.
Source: Dodge & Cox, MSCI
08-306
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
* All returns are holding period returns
Comparative Investment Results –Q2 2008
as of June 30, 2008
If you want to include an ACWI attribution, you must also provide the corresponding EAFE attribution for the same time period.
Standardized Average Annual Returns for DODFX as of 6/30/08:  1 Year -11.7%; 5 Years 22.0%; Since Inception 12.7%.
Key Contributors to Relative Results:
The Fund’s selection of holdings in the Consumer Discretionary and Consumer Staples sectors helped its performance in both absolute and relative terms. Selected holdings include: Naspers (up 26%), Sadia (up 21%), and Honda Motor (up 18%).
The Fund’s holdings in Japan helped performance. Notable performers include Chugai Pharmaceutical (up 43%), Brother Industries (up 34%),
Hitachi (up 22%), and Kyocera (up 12%).
Strong returns from the Fund’s Energy holdings helped absolute performance. Selected performers include Petrobras (up 37%), StatOil Hydro (up
29%), and Schlumberger (up 24%).
Key Detractors from Relative Results:
Weak returns from the Fund’s holdings in the Industrials sector (down 13% compared to down 4% for the MSCI ACWI ex US Industrials sector)
hurt performance. Selected detractors include Volvo (down 16%) and Schneider Electric (down 14%).
The Fund’s selection of holdings in the Materials sector hurt performance in comparison to the MSCI ACWI ex US Materials sector (flat returns compared with up 10%).
Q2 2008 Total Return
(Dodge & Cox International Stock Fund vs ACWI ex US)
-0.9%
-1.1%
-1.4%
-1.2%
-1.0%
-0.8%
-0.6%
-0.4%
-0.2%
0.0%
Dodge & Cox MSCI ACWI ex US
Source: Dodge & Cox, MSCI
08-306
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Key Detractors from Results
Weak returns from the Fund’s holdings in the Information Technology sector (down 19% compared to down 13% for the MSCI EAFE Information Technology sector)
hurt performance. Performance suffered due to the Fund’s investments in Infineon Technologies (down 26%) and a selection of its Communications Equipment holdings, including Motorola (down 54%), Nortel Networks (down 46%), and Nokia (down 36%).
The Fund’s selection of holdings in the Materials
sector (down 7%) hurt performance in comparison to the MSCI EAFE Materials sector (up 6%).
Other detractors include Standard Bank of South Africa (down 32%), News Corp (down 26%), and Sanofi-Aventis (down 25%).
Key Contributors to Results
The Fund’s selection of holdings in the Energy sector helped performance (up 10%) versus the MSCI EAFE Energy sector (up 5%). Notable performers include
StatOilHydro (up 27%) and Petroleo Brasileiro (up 21%).
The Fund’s selection of holdings in the Financials sector (down 16%) helped performance in comparison to the MSCI EAFE Financials sector (down 20%); holdings in
Japanese Financials improved performance, specifically Tokio Marine Holdings (up 17%). The Fund’s underweight position in European Financials, one of the worst performing areas of the market, also improved relative results.
Selected Japanese holdings
helped performance, including Seiko Epson (up 28%), Mediceo Paltac (up 25%), and Kyocera (up 7%).
Comparative Investment Results –YTD 2008
as of June 30, 2008
Standardized Average Annual Returns for DODFX as of 6/30/08:  1 Year -11.7%; 5 Years 22.0%; Since Inception 12.7%.
YTD 2008 Total Return (Dodge & Cox International Stock Fund vs EAFE)
-11.5%
-11.0%
-14.0%
-12.0%
-10.0%
-8.0%
-6.0%
-4.0%
-2.0%
0.0%
Dodge & Cox MSCI EAFE
Source: Dodge & Cox, MSCI
08-306
* All returns are holding period returns
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Comparative Investment Results –YTD
as of June 30, 2008
If you want to include an ACWI attribution, you must also provide the corresponding EAFE attribution for the same time period.
Standardized Average Annual Returns for DODFX as of 6/30/08:  1 Year -11.7%; 5 Years 22.0%; Since Inception 12.7%.
Key Detractors from Results
Weak returns from the Fund’s holdings in the Information Technology sector (down 19% compared to down 12% for the MSCI ACWI ex US Information Technology sector) hurt performance. Performance suffered due to the Fund’s investments in Infineon Technologies (down 26%) and a selection of its Communications Equipment holdings, including Motorola (down 54%), Nortel Networks (down 46%), and Nokia (down 36%).
The Fund’s selection of holdings in the Materials
sector (down 7%) hurt performance in comparison to the MSCI ACWI ex US Materials sector (up 7%).
Other detractors include Standard Bank of South Africa (down 32%), News Corp (down 26%), and Sanofi-Aventis (down 25%).
Key Contributors to Results
The Fund’s selection of holdings in the Financials sector (down 16%) helped performance in comparison to the MSCI ACWI ex US Financials sector (down 20%);
holdings in  Japanese Financials improved performance, specifically Tokio Marine Holdings (up 17%). The Fund’s underweight position in European Financials, one of the worst performing areas of the market, also improved relative results.
The Fund’s selection of holdings in the Energy sector helped performance (up 10%) versus the MSCI ACWI ex US Energy sector (up 5%). Notable performers include
StatOilHydro (up 27%) and Petroleo Brasileiro (up 21%).
Selected Japanese holdings
helped performance, including Seiko Epson (up 28%), Mediceo Paltac (up 25%), and Kyocera (up 7%).
YTD Total Return
(Dodge & Cox International Stock Fund vs ACWI ex US)
-11.5%
-10.2%
-14.0%
-12.0%
-10.0%
-8.0%
-6.0%
-4.0%
-2.0%
0.0%
Dodge & Cox MSCI ACWI ex US
Source: Dodge & Cox, MSCI
08-306
* All returns are holding period returns
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco Topical Exhibits Only choose slides that will be used in presentation

Price to Sales
Cash Earnings Margin
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Jun-08

Technology Weight %
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Jun-08

Technology Weight %

Dodge & Cox  /  Investment Managers  /  San Francisco
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-
621-3979. Please read the prospectus carefully before investing.
0.0x
0.5x
1.0x
1.5x
2.0x
2.5x
0%
2%
4%
6%
8%
10%
12%
Price To Sales Cash Earnings Margin
Lower margins
reflected in
valuation
Margin improvement
not fully reflected in
valuation
Technology Valuations Are Low in Relation to Profitability
Finding Investment Value in Technology* Stocks
as of June 30, 2008
Characteristics of Technology Investments
Higher Relative Weight in Technology
Finding Investment Opportunities…Especially in Japan
*Technology includes consumer electronics.  Source: Factset, MSCI, Worldscope.
Low valuations
Financially strong
Management focused on shareholder value
Restructuring opportunities and potential for margin
improvement
Investments include: Alcatel-Lucent, Fujifilm Holdings,
Hitachi, Infineon Technologies, Kyocera, Matsushita,
Nokia, Motorola, and Sony.
Key Risks: Capital Allocation, Competition, Reduced
Consumer Spending, Execution of Restructuring Plans
0
3
6
9
12
15
18
21
Total Japan Europe ROW
ISF EAFE
6 6
17
19
10
8
9
8
8
7
8
11
11
17
10
18
0
5
10
15
20
EAFE Technology Weight ISF Technology Weight
08-306

2000
2001
2002
2003
2004
2005
2006
2007
6/30/2008

1,800
1,650
1,500
1,350
1,200
1,050
900
750
600
450
300
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Phase I
Phase II
Phase III

2001
2002
2003
2004
2005
2006
2007
6/30/2008

Dodge & Cox  /  Investment Managers  /  San Francisco
10.0
15.0
20.0
25.0
30.0
35.0
Price-to-Earnings ratio
(x)
0%
2%
4%
6%
8%
10%
12%
Dodge & Cox ISF
MSCI EAFE
Finding Investment Value in Pharmaceutical Stocks
Pharmaceutical Industry Characteristics
Risks:
Industry growth slowing because of falling R&D productivity, patent expirations, and international sales constraints.
High profit margins vulnerable to pricing pressure by
government and private payers.
Increasing regulatory scrutiny of the drug industry.
Source: FactSet Source: FactSet, Dodge & Cox
Opportunities:
Valuations have declined significantly.
Conservative balance sheets, high free cash flow, and share
repurchases at many companies provide strategic options.
Strong product pipelines offer future growth opportunities.
Abundant cost-cutting opportunities.
Declining Valuations
We Have Increased our Pharmaceutical
Portfolio Weighting Over Time
Potential Growth Opportunities from
Increasing  Drug Development
Source: Merrill Lynch
as of June 30, 2008
MSCI EAFE Pharmaceutical Industry
# of Drugs In Clinical Development
Current Pharmaceutical Investments Include:
Bayer, Chugai Pharmaceutical, Cipla, GlaxoSmithKline, Novartis, and Sanofi-Aventis.
08-306
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-
621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Increasing Exposure to Selected Financial Service Companies
as of June 30, 2008
Long-term Opportunities:
Opportunity for long-term earnings growth as developing world consumers become wealthier and increase their consumption of financial products and services.
Low valuations: European and U.S. financials are at decade-
plus valuation lows amidst concerns about asset quality
resulting from mark-to-market write-downs. We have been
gradually adding.
Current Concerns:
Balance sheet exposure to complex financial instruments and
inconsistent disclosure.
Continued asset quality deterioration results in additional mark-
to-market write-downs and actual losses.
Dilution to equity holders from capital-raising.
Declining margins and profitability from historically high levels.
The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a broad-based, unmanaged index aggregated from 21 developed market country indices in
Europe Australasia and the Far East.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge &
Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice.
ISF EAFE ISF EAFE ISF EAFE ISF EAFE ISF EAFE
Banks 3.3 2.2 4.9 7.5 0.0 2.2 8.7 1.8 16.9 13.8
Capital Markets 0.0 0.6 1.9 3.1 0.0 0.3 0.6 0.0
2.5 4.0
& Other
Insurance 1.6 0.6 3.1 3.6 1.3 0.4 0.0 0.0
6.0 4.6
Real Estate 0.0 0.7 0.0 0.6 0.9 1.4 0.0 0.0 0.9 2.7
Total 4.9 4.1 9.9 14.8 2.2 4.3 9.3 1.8 26.3 25.1
Total 4.8 4.3 6.5 18.6 1.1 4.4 9.4 1.5 21.9 28.8
Increased Absolute & Relative Exposure
Selected Overweights
Source: Dodge & Cox; MSCI
*HSBC Holdings and Standard Chartered were included in Emerging Markets due to their significant exposure to this region.
(6/30/07)
(6/30/08)
Emerging Markets* Total Japan Europe / UK Other Developed
08-306

Dodge & Cox  /  Investment Managers  /  San Francisco
Increasing Exposure to Selected Financial Service Companies
as of June 30, 2008
The Morgan Stanley Capital International All-Country World excluding United States Index (MSCI ACWI ex US) is a broad-based, unmanaged index aggregated from 47 developed and emerging market country indices.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge &
Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice.
Long-term Opportunities:
Opportunity for long-term earnings growth as developing world consumers become wealthier and increase their consumption of financial products and services.
Low valuations: European and U.S. financials are at decade-
plus valuation lows amidst concerns about asset quality
resulting from mark-to-market write-downs. We have been
gradually adding.
Current Concerns:
Balance sheet exposure to complex financial instruments and
inconsistent disclosure.
Continued asset quality deterioration results in additional mark-
to-market write-downs and actual losses.
Dilution to equity holders from capital-raising.
Declining margins and profitability from historically high levels.
ISF ACWI ISF ACWI ISF ACWI ISF ACWI ISF ACWI
Banks 3.3 1.6 4.9 5.5 0.0 2.8 8.7 4.2
16.9 14.1
Capital Markets 0.0 0.4 1.9 2.3 0.0 0.3 0.6 0.5 2.5 3.5
& Other
Insurance 1.6 0.4 3.1 2.6 1.3 1.0 0.0 0.4
6.0 4.4
Real Estate 0.0 0.5 0.0 0.4 0.9 1.2 0.0 0.2 0.9 2.3
Total 4.9 3.0 9.9 10.8 2.2 5.2 9.3 5.3 26.3 24.3
Total 4.8 3.3 6.5 14.4 1.1 5.4 9.4 4.6 21.9 27.7
Increased Absolute & Relative Exposure
Selected Overweights
Source: Dodge & Cox; MSCI
*HSBC Holdings and Standard Chartered were included in Emerging Markets due to their significant exposure to this region.
(6/30/08)
(6/30/07)
Emerging Markets* Total Japan Europe / UK Other Developed
08-306

Price-to-Cash Earnings
Dividend Yield
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Jun-08

Media Weight
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Jun-08

Dodge & Cox  /  Investment Managers  /  San Francisco
EAFE Media Stocks
0.0x
3.0x
6.0x
9.0x
12.0x
15.0x
18.0x
21.0x
24.0x
27.0x
1.0%
1.5%
2.0%
2.5%
3.0%
3.5%
4.0%
4.5%
5.0%
Price-to-Cash Earnings Dividend Yield
Media Company Valuations Have Fallen
and Dividend Yields Have Increased
Finding Investment Value in Media
as of June 30, 2008
Investment Characteristics of our Media Holdings
We Have Increased our Weighting in Media
Source: FactSet, Dodge & Cox
Source: FactSet
Our Media Investments:
Grupo Televisa, Liberty Global, Naspers, Net Servicos, News Corp., and Television Broadcasts, Ltd.
Long-term Opportunities of Owning Media Companies:
Growth Opportunities: Media is an attractive play on the growing demand for communications and entertainment in markets around the world. While pay-tv and broadband penetrations are high in Western European markets, these penetrations are low in Eastern Europe, Asia,
Latin America, and Africa.
Broad exposure to content and distribution franchises
Reasonable valuations and stable financial conditions
1.5%
1.9%
2.0%
3.3%
2.7%
2.8%
2.4%
2.2%
6.2%
5.4%
4.0%
1.2%
0.9%
2.1%
4.2%
0.0%
0%
1%
2%
3%
4%
5%
6%
7%
EAFE D&C International Stock Fund
08-306
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-
621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
International Stock Fund: 7.8% versus MSCI EAFE: 11.3%
• Bottom-up company analysis, not macro themes, has led to investments with exposure to a diverse range of products and end markets.
Akzo Nobel
(Netherlands):
Large chemicals and coatings company
Arkema
(France):
Total Spin-Off. Manufactures a wide
range of both generic and brand name
chemicals.
BASF (Germany):
One of the largest fully-integrated
chemical producers in the world
Lanxess (Germany):
Producer of performance and
commodity chemicals
Chemicals (2.6% / 3.1%)
Cemex
(Mexico):
Third-largest cement company in the
world and one of the most successful
multi-national corporations from Latin
America
Lafarge
(France):
Largest building materials producer in
the world
Siam Cement
(Thailand):
Largest conglomerate in Thailand.
Siam’s 3 main businesses are Cement
& Building Products, Petrochemicals,
and Paper.
Diversification within the Materials Sector
as of June 30, 2008
Commodity Prices
Construction Materials (4.1% / 0.6%)
Construction Activity
Metals & Mining (1.0% / 7.3%)
% of ISF / % of EAFE:
Earnings Drivers:
ISF Investments:
Norsk
Hydro (Norway):
Aluminum supplier
08-306
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-
621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-
621-3979. Please read the prospectus carefully before investing.
Investments in the “Emerging Markets”
as of June 30, 2008
ISF Emerging Markets Investments: 27 Companies / 10 Countries
MSCI Emerging Markets Universe: 785 Companies / 25 Countries
Asia
China
*India
*Indonesia
*South Korea
*Malaysia
Pakistan
Philippines
Taiwan
*Thailand
Latin America
Argentina
*Brazil
Chile
Colombia
*Mexico
Peru
Africa
Morocco
*South Africa
Europe
Czech Republic
Hungary
Poland
Russia
*Turkey
Middle East
Egypt
*Israel
Jordan
* Countries where the Fund is currently invested.
Observations
ISF Historical Emerging Markets Weight
Over the next three to five years, we believe that the developing world will continue to play an important role in global GDP growth.
We rigorously assess the long-term prospects and governance of each company, arriving at the Fund’s emerging markets weight on a bottom up basis.
Emerging market countries have a wide range of economies, political systems and legal & regulatory regimes.
0.00%
2.00%
4.00%
6.00%
8.00%
10.00%
12.00%
14.00%
16.00%
18.00%
20.00%
16.2%
% of Total % of Total
Brazil 2.4% Israel 0.3%
Petrobras 1.2% Bezeq 0.3%
Sadia 0.7%
Ultrapar 0.3%
South Africa 3.1%
Net Servicos 0.2% Naspers 1.6%
Standard Bank 1.2%
Malaysia 0.0% Tiger Brands 0.3%
Tenaga Nasional 0.0%
South Korea 1.8%
Mexico 4.7% Kookmin Bank 1.0%
Grupo Televisa 1.8% Shinhan Financial 0.7%
Cemex 1.7% KT Corp 0.1%
Femsa 0.2%
Banorte 0.5% Thailand 1.0%
Corporation Geo 0.3% Kasikornbank 0.5%
Consorcio Ara 0.2% Bangkok Bank 0.2%
Siam Cement 0.3%
India 0.9%
Cipla 0.3%
Turkey 1.5%
ICICI Bank 0.6% Sabanci Holdings 0.6%
Anadolu Efes 0.5%
Indonesia 0.5% Yapi Kredi 0.4%
Telekomunik Indonesia 0.5%
Total 16.2%
08-306

Dodge & Cox  /  Investment Managers  /  San Francisco
Direct Investments in Emerging Markets
as of June 30, 2008
Diversified Group of 27 Companies in 10 Countries
% of Total Company Description
Brazil 2.4%
Petrobras 1.2% Integrated energy company
Sadia 0.7% Vertically-integrated world-class poultry, pork, and processed foods producer
Ultrapar 0.3% Chemical and LPG distributor in Brazil
Net Servicos 0.2% Largest cable TV provider in Latin America, with operations in 44 Brazilian cities
Malaysia 0.0%
Tenaga Nasional 0.0% Largest and only vertically-integrated utility in Malaysia
Mexico 4.7%
Grupo Televisa 1.8% Largest producer of Spanish-language television content in the world
Cemex 1.7% Third largest cement company in the world and a successful Latin Multinational
Banorte 0.5% Fourth largest bank in Mexico and the only bank still locally held
Corporation Geo 0.3% Homebuilder in Mexico
Consorcio Ara 0.2% Homebuilder in Mexico
Femsa 0.2% Beer brewer in Mexico and Coke's largest bottler in Latin America
India 0.9%
ICICI Bank 0.6% Largest private sector bank in India
Cipla 0.3% Leading Indian pharmaceutical company
Indonesia 0.5%
Telekomunik Indonesia 0.5% Dominant telecom operator in Indonesia; owns 65% of Telkomsel, the #1 cellular operator in Indonesia
Israel 0.3%
Bezeq 0.3% Dominant telecommunications group in Israel
South Africa 3.1%
Naspers 1.6% Leading pay-tv provider, newspaper and magazine publisher, and Internet service provider in South Africa
Standard Bank 1.2% Leading bank with operations throughout Sub-Saharan Africa
Tiger Brands 0.3% Largest food company in South Africa
South Korea 1.8%
Kookmin Bank 1.0% Largest Korean bank with more than 20% share of loans and deposits
Shinhan Financial 0.7% Second largest bank in Korea
KT Corp 0.1% Integrated telecom services provider with fixed line and wireless services
Thailand 1.0%
Kasikornbank 0.5% Third largest bank in Thailand and the leading lender to small businesses
Siam Cement 0.3% Leading conglomerate in Thailand. 3 Main Businesses: Petrochemicals, Cement & Building Products, and Paper
Bangkok Bank 0.2% Largest commercial bank in Thailand by loans, deposits, and shareholder's equity
Turkey 1.5%
Sabanci Holdings 0.6% One of Turkey's leading industrial and financial conglomerates- composed of 66 companies
Anadolu Efes 0.5% Largest beer bottler (80% share) and soft drinks bottler (66% share) in Turkey
Yapi Kredi 0.4% Fifth largest bank in Turkey by deposits and loans
TOTAL 16.2%
08-306
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-
621-3979. Please read the prospectus carefully before investing.

Aluminium
Nickel
Oil
Platinum
Zinc
Gold
Copper
Thermal Coal
Natural gas
Iron ore

Cyclically Adjusted P/E# - World-DS Mining Index
Adjusted P/E
% of Total Portfolio
70
60
50
40
30
20
10
0
30
25
20
15
10
5
0
Jan-85
Jan-86
Jan-87
Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
ISF Weight* (RHS)
EAFE Weight* (RHS)
Adjusted P/E (LHS)

Dodge & Cox  /  Investment Managers  /  San Francisco
Spot Premium to Marginal Cost
(1)
18%
82%
67%
19%
142%
244%
125%
131%
-9%
89%
-50%
0%
50%
100%
150%
200%
250%
300%
(1): Spot price of 5/30/2008.  Source: Bloomberg spot prices, UBS cost estimates.
Leaning Away from Metals & Mining
August 2008
# Uses ten-year inflation adjusted average earnings. Source: Societe Generale;
* ISF and EAFE weights in Metals & Mining, Fertilizers & Agricultural Chemicals, Construction Materials, Energy
Equipment & Services, and Oil Gas & Consumable Fuels.  Source: MSCI; Dodge&Cox
We have reallocated our portfolio towards companies we believe have more control over their prospective profitability due to a) Intellectual
Property, b) brands, c) distribution, and d) technological expertise.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge &
Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus , which contains this and other important information, visit www.dodgeandcox.com or call 800-
621-3979. Please read the prospectus carefully before investing.
0%
5%
10%
15%
20%
25%
30%
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000
0
10
20
30
40
50
60
Aluminium
GDP per capita (in 2000 US$)
Expenditure per capita
US$ (2007 terms)
2007 Population
Distribution
Copper
World average income per capita
2007 2022
Iron ore
Nickel
Hard coking coal
0%
5%
10%
15%
20%
25%
30%
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000
0
10
20
30
40
50
60
Aluminium
GDP per capita (in 2000 US$)
Expenditure per capita
US$ (2007 terms)
2007 Population
Distribution
Copper
World average income per capita
2007 2022
Iron ore
Nickel
Hard coking coal
Source: Global Insight for population distribution; Rio Tinto estimates for commodity expenditure profiles.
• Increasing wealth and urbanization in emerging markets have caused an increase in the demand for commodities.
• Legacy of insufficient investment has muted the supply response so far.
• Prices have risen, margins have expanded, and share prices have increased.
• Margins and valuations are high.
• We expect continued growth in demand from emerging markets.
• Increased capital spending and technological innovation will increase supply.
• Demand destruction may occur through conservation and/or substitution, especially in the developed world.
Up to Now Going Forward
08-335

Dodge & Cox  /  Investment Managers  /  San Francisco
Cipla, Bayer, GlaxoSmithKline, Novartis, Sanofi-
Aventis
As per capita income grows, healthcare becomes a greater
priority, increasing opportunities for global suppliers of
pharmaceuticals.
Healthcare
Cemex, Consorcio Ara, Corporation Geo, Siam
Cement, Wienerberger
As consumers become wealthier, they build new homes and
renovate existing residences.
Homeownership
Grupo Televisa, Liberty Global, Naspers, Net
Servicos, News Corp, Sony, Television Broadcasts
Ltd.
Increased time spent on leisure activities & consumption of
localized entertainment content
Leisure and Entertainment
Bangkok Bank, Banorte, HSBC Holdings, ICICI
Bank, Kasikorn, Kookmin, Sabanci Holdings,
Shinhan Financial, Standard Bank, Standard
Chartered, Unicredit, Yapi Kredi
Banks introducing consumer credit through credit cards,
mortgage lending
Personal Credit
BMW, Honda, Yamaha Motor Car and/or motorcycle manufacturers with leading positions in Emerging Markets
Personal Transportation
Anadolu Efes, Femsa, Hang Lung, Sadia, Tesco,
Tiger Brands
Branded products and retail / convenience as time becomes
more valuable and consumers aspire to higher living
standards
Consumer Goods
Companies Description
• Bezeq, KT Corp, PT Telecom, Telefonica
(Communications Networks)
• Alcatel-Lucent, Matsushita, Motorola, Nokia,
Nortel Networks, Sony (Electronic Equipment)
Access to communications networks and content Technology and
Telecommunications
Serving Consumers in the Developing World
as of June 30, 2008
Long-Term Growth + Low Valuation = Investment Opportunity
08-306
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call
800-621-3979. Please read the prospectus carefully before investing.

PE Ratio
Dividend Yield
1970
1973
1976
1979
1982
1985
1988
1991
1994
1997
2000
2003
2006
6/30/2008

Dodge & Cox  /  Investment Managers  /  San Francisco
MSCI EAFE Characteristics
• The current P/E ratio is below historical averages.
• Long-term earnings growth is expected to be in line
with nominal GDP growth of 3-7% per year.
• Dividend yields of 3.6%, while higher than recent past,
remain largely in line with historical averages.
Composition of Historical Investment Returns for MSCI EAFE (1970-Today)
Historical Returns for International Markets
as of June 30, 2008
Source: MSCI
This illustration does not reflect the current or future performance of any Dodge & Cox fund and is for illustrative purposes only. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Source: MSCI
1
EPS change is calculated using the change in Local Price Index divided by P/E since 1970
Local Total Return = (P/E Change x EPS Change) + Yield
Total Annualized Return = (Local Total Return) x (Currency Impact)
1
6.5%
2.8%
2.0%
10.4%
-0.5%
-5.0%
0.0%
5.0%
10.0%
15.0%
P/E Change EPS Change Avg Yield Currency Total Annualized
Return
(
)
x
x
+ ] [
0x
10x
20x
30x
40x
50x
3.6%
12x
0%
1%
2%
3%
4%
5%
6%
= Historical Average
08-306

Dodge & Cox / Investment Managers / San Francisco Supplemental Exhibits

Dodge & Cox  /  Investment Managers  /  San Francisco
The Number of Securities in the International Stock Fund
as of June 30, 2008
•
The total number of holdings is the result of our bottom-up investment process.
•
The number of holdings has increased as we have found new growth opportunities in the Emerging Markets, where market caps are generally smaller, and valuation opportunities in Large Cap stocks in developed markets.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Source: Dodge & Cox
67
97
-16
-6
-10
-11
-5
+13
+13
+18
+8
+26
12/31/2004 06/30/2008
$10 - 20B
> $20B
Emerging
Markets
< $10B
Number of
Holdings
Number of
Holdings
+21 +8
+7
-3
Developed Markets
Corporate
Actions
-3
New Purchases
Sales
New Purchases
Sales
Net Assets:
$ 4B
Net Assets:
$ 49B
08-306

Dodge & Cox  /  Investment Managers  /  San Francisco
IIPC Field Trips- Representative List Since 2007 to Present
Japan
March 2008
February 2008
August 2007 June
2007
Finland
August 2007
Thailand
April 2007
Taiwan
August 2007
Korea
March 2008
Nov 2007
Brazil
January 2008
Russia
July 2008
June 2008
October 2007
August 2007
China & HK
March 2008
October 2007
March 2007
Israel
February 2008
June 2007
USA (MOT)
May 2007
South Africa
March 2008
Western Europe
February 2008
October 2007
In addition to the IIPC Field Trips listed
above, Global Industry Analysts regularly
visit companies and attend conferences
throughout the world.
The International Investment Policy Committee & Global Industry Analysts attend industry conferences and field trips across the globe in an effort to discover new investments and monitor existing holdings.
Greece
February
2008
Turkey
February 2008
Nov 2007 June
2007
Ukraine & Poland
July 2008
08-306
as of June 30, 2008
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Outlook for International Markets
as of June 30, 2008
Source: MSCI
Local Total Return = (P/E Change x EPS Change) + Yield
Total Annualized Return = (Local Total Return) x (Currency Impact)
Historical 1-Year Investment Returns for MSCI EAFE
Historical 3-Year Investment Returns for MSCI EAFE
Historical 5-Year Investment Returns for MSCI EAFE
2.6% 2.9%
12.1%
-10.6%
-24.4%
-30.0%
-20.0%
-10.0%
0.0%
10.0%
20.0%
P/E Change EPS Change Avg Yield Currency Total Annualized
Return
( )
x
x
+
] [
2.6%
4.9%
16.7%
25.7%
-13.6%
-20.0%
-10.0%
0.0%
10.0%
20.0%
30.0%
P/E Change EPS Change Avg Yield Currency Total Annualized
Return
( )
x x +
]
[
15.2%
2.6%
5.8%
12.8%
-9.6%
-10.0%
0.0%
10.0%
20.0%
P/E Change EPS Change Avg Yield Currency Total Annualized
Return
]
( ) x
x
+
[
08-306
This illustration does not reflect the current or future performance of any Dodge & Cox fund and is for illustrative purposes only. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Megacaps’
Valuation Gap Has Narrowed
$88B
$132B
1.2x
11x
EAFE 50
Largest
$7B $14B
Median Market
Capitalization
$59B $59B
Weighted Avg. Market
Capitalization
0.9x 0.7x Price/Sales (b)
12x 10x Price/Earnings (a)
MSCI
EAFE
International
Stock Fund
(a) Trailing price-to-earnings ratio excludes extraordinary items and negative earnings; (b) Trailing price-to-sales ratio excludes financial services and utilities; (c)
Largest 50 companies by index weight.
June 30, 2008 December 31, 2001
Weights include Cash; Source: Dodge & Cox, Factset
6 International Stock Fund Holdings in EAFE 50 Largest
(c)
% of Portfolio
Sony Corp. 2.7%
Banco Santander Central Hispano S.A. 2.3%
Novartis AG 1.8%
Total S.A. 1.2%
Honda Motor Co. Ltd. 1.1%
Unilever N.V. 0.5%
9.6%
EAFE 50 Largest as a % of EAFE
45.1%
$50B
$84B
1.5x
21x
EAFE 50
Largest
$3B $6B
Median Market
Capitalization
$45B $24B
Weighted Avg. Market
Capitalization
0.9x 0.6x Price/Sales (b)
21x 12x Price/Earnings (a)
MSCI
EAFE
International
Stock Fund
16 International Stock Fund Holdings in EAFE 50 Largest (c)
% of Portfolio
Novartis AG 3.2%
Royal Bank of Scotland Group PLC 2.7%
HSBC Holdings PLC 2.4%
Sanofi-Aventis S.A. 2.4%
Bayer AG 2.3%
GlaxoSmithKline PLC 2.3%
Royal Dutch Shell PLC 2.2%
Unicredit SpA 2.2%
Total S.A. 2.1%
Credit Suisse Group 1.9%
Nokia Corp. 1.7%
Honda Motor Co. 1.7%
Mitsubishi UFJ Financial Group Inc. 1.6%
Telefonica SA 1.3%
Tesco PLC 1.3%
BASF AG 1.0%
32.3%
EAFE 50 Largest as a % of EAFE
38.8%
08-306
as of June 30, 2008
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

1999
2000
2001
2002
2003
2004
2005
2006
2007
8/30/2008

Weighted Avg. Mkt Cap ($b)
Sep-01
Mar-02
Sep-02
Mar-03
Jun-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08

Dodge & Cox  /  Investment Managers  /  San Francisco
Source: MSCI; Note: All data excludes Financial Services.  Smallest Companies are defined as the bottom 25% of the MSCI Index weight
• The largest companies in the EAFE, defined as the top 25% of the index weight, have had the most significant decline in
valuation.
• We have been finding investment opportunities in larger cap companies as current valuations are attractive in relation to long term earnings prospects.
• Examples of ISF Holdings in the top 25% of the EAFE are
HSBC Holdings and Nokia.
Historical Valuation of International Companies Valuation Compression of Large Cap Companies
International Stock Fund Weighted Avg. Market Cap Investment Rationale
Finding Investment Value in Large Market Cap Stocks
as of June 30, 2008
Median P/CE
0x
5x
10x
15x
20x
25x
Largest Companies Smallest Companies
Delta of P/CE from 1999 to 6/30/2008
-16.0x
-14.0x
-12.0x
-10.0x
-8.0x
-6.0x
-4.0x
-2.0x
0.0x
Largest Companies Smallest Companies
International Stock Fund
0
10
20
30
40
50
60
70
08-306
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
For illustrative purposes only.
(a) Price-to-sales ratio excludes financial services and utilities.
(b) Price-to-earnings ratio excludes extraordinary items and negative earnings.
Sources: Dodge & Cox, MSCI, FactSet, Bloomberg.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a
Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Dodge & Cox International Stock Fund Characteristics
as of June 30, 2008
Portfolio Characteristics International Stock Fund MSCI EAFE ACWI ex-US
# of Companies 97 securities 1023 securities 1906 securities
# of Countries 26 (Developed & Emerging) 21 (Developed) 47 (Developed & Emerging)
Annual Turnover 13% N/A N/A
Market Capitalization
Weighted Average $59 billion $59 billion $56 billion
Median $14 billion $7 billion $5 billion
Valuation Characteristics
Price-to-Sales
(a)
0.7x 0.9x 1.0x
Price-to-Earnings (forward)
(b)
10.5x 10.9x N/A
Price-to-Earnings (trailing)
(b)
10.5x 12.1x 12.8x
Price-to-Book Value (trailing) 1.5x 1.8x 1.9x
Dividend Yield 3.2% 3.6% 3.2%
08-306
Standardized Average Annual Returns for DODFX as of 6/30/08:  1 Year -11.7%; 5 Years 22.0%; Since Inception 12.7%.

Dodge & Cox  /  Investment Managers  /  San Francisco
Common Holdings Between Stock Fund & International Stock Fund
as of June 30, 2008
1) Position weights differ due to different opportunity sets
2) Both funds make independent buy & sell recommendations
(as of 6/30/08)
Stock Fund Int'l Stock Fund
Company Name % Holding % Holding Country of Domicile
Novartis AG 3.1% 3.2% Switzerland
Sony Corp. 2.8% 1.9% Japan
Sanofi-Aventis 2.7% 2.4% France
GlaxoSmithKline PLC 2.7% 2.3% United Kingdom
News Corp. 2.6% 1.6% United States
American International Group 2.6% 1.3% United States
Matsushita Electric Industrial Co. 2.2% 2.1% Japan
Motorola Inc. 2.1% 0.9% United States
Schlumberger Ltd. 1.8% 2.4% United States
Hitachi Ltd. 1.4% 2.1% Japan
Royal Dutch Shell PLC 1.1% 2.2% United Kingdom
HSBC Holdings PLC 0.8% 2.4% United Kingdom
Aegon N.V. 0.7% 0.9% Netherlands
Kyocera Corp. 0.6% 1.8% Japan
Cemex SAB de CV 0.6% 1.7% Mexico
Credit Suisse Group AG 0.4% 1.9% Switzerland
Koninklijke Philips Electronics NV 0.3% 1.3% Netherlands
Liberty Global Inc. 0.1% 0.9% United States
Thomson (ADS) 0.1% 0.3% France
Total 28.7% 33.6%
Combined Ownership of Commonly Held Companies
90% Domestic / 10% International 29.2%
80% Domestic / 20% International 29.7%
70% Domestic / 30% International 30.2%
08-306
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Emerging Markets Countries
as of June 30, 2008
Turkey Thailand
South Africa Taiwan
Russia Venezuela Sri Lanka
Poland Peru Philippines
Morocco Panama Pakistan
Jordan Mexico Malaysia
Israel Colombia Korea
Hungary Chile Indonesia
Egypt Brazil India
Czech Republic Argentina China
Europe, Middle East, and Africa Latin America Asia
Source: MSCI
Bold
indicates country in which the International Stock Fund has investments as of June 30, 2008.
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Foreign Currency Hedging Policy
June 30, 2008
The Dodge & Cox International Stock Fund (ISF) invests primarily in securities of foreign companies. A decline in the value of foreign currencies relative to the US-Dollar would reduce the un-hedged value of securities in those currencies.
What We Can Do:
•
The Prospectus allows the ISF to use currency forward
and futures contracts to manage currency exposure.
• The ISF will only enter into currency forward or futures
contracts for hedging and not for purposes of speculation.
• IIPC periodically evaluates whether hedging foreign
currency exposure is in the best interest of the long-term
shareholders.
Instruments
•
Forward currency contracts
are agreements to buy or sell a currency at a specified price set at the time of the contract.
•
Futures currency contracts
are bilateral agreements pursuant to which one party agrees to make, and the other agrees to accept, delivery of a specified currency at a specified future time and at a specified price. Although some futures contracts by their terms call for actual delivery or acceptance of currency, in many cases the contracts are settled with a cash payment without the making or taking of delivery of the specified currency.
*Please note, the risks, including counterparty and adverse currency movement risks, associated with investing in forward currency and futures currency contracts are described in the Fund’s Prospectus.
What We Have Done:
• To settle purchases or sales in the Fund, the ISF has used currency forward contracts to “lock-in” the US-Dollar
price of a security.
• Recently, the IIPC, with approval of the Board,
entered into forward contracts to hedge a portion of
the Fund’s Euro and British Pound exposure.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-306

TRADE-WEIGHTED DOLLAR
(weekly, Jan 1973=100)
Major Currencies*
9/7
yardeni.com
160
140
120
100
80
60
73
75
77
79
81
83
85
87
89
91
93
95
97
99
01
03
05
07
09

* Includes Euro Area, Canada, Japan, Mexico, United Kingdom, Switzerland, Australia and Sweden. Euro Area includes Germany, France, Italy, Netherlands, Belgium/Luxembourg, Ireland, Spain, Austria, Finland, Portugal and Greece.

= Historical Min/Max = Current Rate

Dodge & Cox  /  Investment Managers  /  San Francisco
The U.S. Dollar is Weak Against the Euro (€) and Pound (£)
June 30, 2008
ISF Launched ISF Launched
• Currency was a headwind to MSCI EAFE USD returns
from 1996 to 2001, and a tailwind thereafter because the
dollar weakened.
• Over the last 11 years, the MSCI EAFE has returned 2-
6% in local currency terms.
Euro
• Looking at measures of purchasing power parity (PPP),
the Euro and GBP are near the extremes of their historical
valuation bands against the USD.
Source:
Standardized Average Annual USD Returns for DODFX as of 6/30/08:
1 Year -11.7%; 5 Years 22.0%; Since Inception 12.7%.
MSCI EAFE MSCI EAFE Dodge & Cox ISF
Return 1996-2001 4/30/01-6/30/08 4/30/01-6/30/08
Local 6% 2% 6%
Fx -5% 6% 6%
USD 1% 8% 13%
British Pound
Apr. 08: 1.58,
+36.4%
6/30/08: 1.58,
+36.0%
Mar. 85: 0.66,
-35.9%
0.4
0.6
0.8
1.0
1.2
1.4
1.6
73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07
0.4
0.6
0.8
1.0
1.2
1.4
1.6
PPP EUR/USD
EUR/USD
2 Standard Deviation Band
1 Standard Deviation Band
6/30/08: 1.99,
+31%
Oct. 07: 2.07,
+37%
Feb. 85: 1.09,
-37%
1.00
1.50
2.00
2.50
3.00
3.50
73 77 81 85 89 93 97 01 05
1.00
1.50
2.00
2.50
3.00
3.50
PPP GBP/USD
GBP/USD
2 Standard Deviation Band
1 Standard Deviation Band
08-306
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a
Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Source: Deutsche Bank

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Funds Performance Results
for periods ending June 30, 2008
Average Annual Total Returns
YTD 1 Year 3 Years 5 Years 10 Years 20 Years
Stock Fund -15.87% -21.43% 2.75% 9.29% 8.62% 12.50%
Global Stock Fund N.A.* N.A. N.A. N.A. N.A. N.A.
International Stock Fund -11.54% -11.74% 13.23% 21.97% N.A.** N.A.
Balanced Fund -11.31% -14.36% 2.74% 7.19% 7.83% 11.00%
Income Fund 0.23% 3.69% 3.49% 3.49% 5.62% N.A.***
Comparative Indices
S & P 500 Index -11.90% -13.10% 4.42% 7.58% 2.89% 10.44%
MSCI EAFE Index -10.96% -10.61% 12.84% 16.67% N.A.** N.A.
Combined Index -6.69% -5.23% 4.44% 6.21% 4.32% 9.45%
Lehman Bros. Agg. Bond Index (LBAG) 1.13% 7.13% 4.08% 3.86% 5.68% N.A.***
Russell 1000 Value Index -13.58% -18.79% 3.51% 8.91% 4.91% 11.00%
*Since Global Stock Fund’s inception on April 30, 2008 through June 30, 2008: -12.60% compared to -6.58% for the MSCI World Index.
**Since International Stock Fund’s inception on  April 30, 2001 through June 30, 2008: 12.73% compared to 7.62% for the MSCI EAFE Index.
***Since Income Fund’s inception on December 31, 1988 through June 30, 2008: 7.56% compared to 7.41% for the LBAG.
08-306
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.  Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.  The Standard & Poor’s 500 Index (S&P 500)
is a widely recognized, unmanaged index of common stock prices. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an
unmanaged index of the world’s stock markets, excluding the United States.  The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the
LBAG.  The Balanced Fund may, however, invest up to 75% of its total assets in stocks.  The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.  The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Funds Performance Results
for periods ending December 31, 2007
*Since International Stock Fund’s inception on  April 30, 2001 through December 31, 2007: 15.86% compared to 10.12% for the MSCI EAFE Index.
**Since Income Fund’s inception on December 31, 1988 through December 31, 2007: 7.75% compared to 7.55% for the LBAG.
Average Annual Total Returns
1 Year 3 Years 5 Years 10 Years 20 Years
Stock Fund .14% 9.09% 15.41% 11.43% 14.18%
International Stock Fund 11.71% 18.63% 27.00% N.A.* N.A.
Balanced Fund 1.74% 7.28% 11.72% 9.85% 12.18%
Income Fund 4.68% 3.98% 4.31% 6.00% N.A.**
Comparative Indices
S & P 500 Index 5.51% 8.62% 12.82% 5.91% 11.81%
MSCI EAFE Index 11.18% 16.84% 21.59% N.A.* N.A.
Combined Index 6.22% 7.07% 9.50% 6.26% 10.33%
Lehman Bros. Agg. Bond Index (LBAG) 6.96% 4.56% 4.42% 5.97% N.A.**
Russell 1000 Value Index -.18% 9.31% 14.62% 7.68% 12.79%
08-306
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P
500) is a widely recognized, unmanaged index of common stock prices. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an
unmanaged index of the world’s stock markets, excluding the United States. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the
LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Standardized Average Annual Returns for DODFX as of 6/30/08:  1 Year -11.7%; 5 Years 22.0%; Since Inception 12.7%.

Dodge & Cox  /  Investment Managers  /  San Francisco
Note: This client list is composed of institutional clients in the Dodge & Cox International Stock Fund with assets greater than $4 million who have granted Dodge & Cox permission to use their name.  It is not known whether the listed clients approve or disapprove of Dodge & Cox or the advisory services provided.  The client list  may not be representative of the experience of other investors making investments at different times or who had different investment objectives or expectations.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
June 2008
A-dec, Inc. Holland & Hart Sherwood Trust
Advocate Healthcare John Carroll University State of Vermont
Air line Pilots Association Levi Strauss & Co. TECO Energy
American Philosophical Society M.J. Murdock Charitable Trust The Cleveland Foundation
Atwood Oceanics MultiCare Health System The Field Museum
BancWest Corporation National Collegiate Athletic Association (NCAA) The Thacher School
Baylor University National University TOC Management Services
Bertelsmann New Mexico Military Institute Foundation, Inc University of Denver
Boettcher Foundation Nissan North America, Inc. University of Hartford
Brazosport Memorial Hospital Occidental College University of Wyoming Foundation
Cedars Sinai Medical Center Oklahoma State University Washington Education Association
City of Milwaukee Oregon Washington Carpenters Employees Pension Trust Fund West Virginia University Foundation
Coca-Cola Enterprises, Inc. Overlake Hospital Medical Center Woods Hole Oceanographic Institution
Colorado State University Foundation Philadelphia Museum of Art
Contra Costa County Electrical Workers Pilkington North America
Deerfield Academy Polk Bros. Foundation
Everett Clinic Population Council
Fallon Paiute-Shoshone Presbyterian Healthcare Services
FirstEnergy Corp. Reed College
Gensler Architecture Design & Planning Regenstein Foundation
Guardian Industries Corp. Scott & White Memorial Hospital
Dodge & Cox International Stock Fund – Partial List of Institutional Clients
08-306

Dodge & Cox  /  Investment Managers  /  San Francisco
• “As of” pricing for daily valued plans
• Balance due or confirmed purchase trading
• When a record keeper’s client aggregate assets in the Dodge & Cox Funds reach $5 million, fee reimbursement is available and paid at the following annual rates:
Dodge & Cox Funds Defined Contribution Services
• Balanced Fund 10 basis points
• Stock Fund 10 basis points
• Global Stock Fund 10 basis points
• International Stock Fund 10 basis points
• Income Fund 8 basis points
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox

September 30, 2007

International Stock Fund

DODFX

Dodge & Cox Funds

Dodge & Cox  /  Investment Managers  /  San Francisco
In addition to providing Fund prospectuses,
and shareholder reports, Dodge & Cox has
available Fund fact sheets.
Fund Fact Sheets Dodge & Cox Funds’ Web Site
Information and literature on the Funds are
also available via the Funds’ web site at
www.dodgeandcox.com.
1-800-621-3979
Customer service team and
Automated Voice Response
system for providing
participants with:
• Fund literature
• Rates of Return
• Fund Prices
• Fund Objective and
Strategies
Dodge & Cox Funds: Employee Communications Resources
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Shareholder Transaction Expenses
Sales Load Imposed on Purchases None
Sales Load Imposed on Reinvested Distributions None
Deferred Sales Load None
Redemption Fees None
Exchange Fee None
Annualized Fund Operating Expenses (as a percentage of average net assets)
Management Fees .60%
12b-1 Fees None
Other Expenses 0.05%
Total Fund Operating Expenses 0.65%
Example:
A shareholder would pay the following expenses on a $10,000 investment, assuming (1) 5% annual return, and
(2) redemption at the end of each time period:
Time Period 1 Year 3 Years 5 Years 10 Years
Expenses $66 $208 $362 $810
This example should not be considered a representation of past or future expenses.  Actual expenses may be greater or less than those shown.
Dodge & Cox International Stock Fund Expense Information
as of June 30, 2008
53
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox International Stock Fund
Client Name
International Stock Fund Market Value: $ million
(as of 6/30/08)
Client Fund Inception Date:
Equity
96.9%
Cash
3.1%
International Stock Fund
Total Net Assets: $49.4 billion
(As of 6/30/08)
Portfolio Overview
(As of 6/30/08)
• Diversified Portfolio by Sector & Region
• Long-Term Investment Horizon
• Well-Established Companies:
– Wtd. Average Market Cap. of $59 Billion
– Median Market Cap. of $14 Billion
• Below-Average Valuations:
– Price to earnings ratio (forward) of 10.5x
– Price to sales ratio of 0.7x
– Price to book value of 1.5x
• Gradual Portfolio Shifts
Net Asset Value Per Share: $40.71
Expense Ratio: 0.65% (as of 6/30/08)
08-306
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco Biographical Sketches

Dodge & Cox  /  Investment Managers  /  San Francisco
WENDELL W. BIRKHOFER
(I) – Vice President. Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate
School of Business in 1987.  Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles.
He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
BRYAN CAMERON
(I,IP) – Director of Research. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A.
from the Stanford Graduate School of Business in 1983.  Mr. Cameron worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in
1983.  He is a shareholder of the firm and a CFA charterholder.
JOHN A. GUNN
(I,IP,G) – Chairman and Chief Executive
Officer.
Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford
Graduate School of Business in 1972.  He joined Dodge & Cox in 1972.  He is a Trustee of the Dodge & Cox Funds.  Mr. Gunn is a former member of the Board of
Governors of the CFA Institute.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
DAVID C. HOEFT
(I) – Vice President. Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard
Business School in 1993.  Prior to entering graduate school, he worked for two years as a consultant to the energy industry.  He joined Dodge & Cox in 1993.  He is a shareholder of the firm and a CFA charterholder.
KENNETH E. OLIVIER
(I) – President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings
College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a Trustee of the Dodge & Cox Funds.  Mr. Olivier is a past president of the CFA
Society of San Francisco, and a member of the American Bar Association and the California Bar Association (inactive).  He joined Dodge & Cox in 1979 and is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
CHARLES F. POHL
(I,IP,G,F) – Senior Vice President and Chief Investment Officer. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the
University of Chicago.  He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984.  He is a shareholder of the firm and a CFA charterholder.
GREGORY R. SERRURIER
(I,IP) – Vice President. Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford
Graduate School of Business in 1984.  He joined Dodge & Cox in 1984.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
DIANA S. STRANDBERG
(I,IP,G) – Vice President. Ms. Strandberg graduated from the University of California, Berkeley in 1981 (Phi Beta Kappa) and received her
M.B.A. degree from the Harvard Business School in 1986.  After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988.  She is a shareholder of the firm and a CFA charterholder.
STEVEN C. VOORHIS
(I,G) – Vice President. Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard
Business School in 1996.  Prior to graduate school, he worked at Goldman Sachs as a financial analyst.  He joined Dodge & Cox in 1996.  Mr. Voorhis is a shareholder of the firm and a CFA charterholder.
Investment Policy Committee
I = Member of Investment Policy Committee; IP = Member of International Investment Policy Committee;  G = Global Investment Policy Committee;  F = Member of Fixed Income Investment Policy Committee
08-205
June 30, 2008

Dodge & Cox  /  Investment Managers  /  San Francisco
BRYAN CAMERON
(I,IP) – Director of Research. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in
1980 and his M.B.A. from the Stanford Graduate School of Business in 1983.  He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983.  Mr. Cameron is a shareholder of the firm and a CFA charterholder.
MARIO C. DIPRISCO
(IP) – Vice President. Mr. DiPrisco received his B.S. degree from the School of Foreign Service at Georgetown University in 1997. Prior to joining
Dodge & Cox, he passed the State Department’s Foreign Service Written and Oral examinations and worked on a successful senatorial campaign.  Mr. DiPrisco joined
Dodge & Cox as a research assistant in 1998 and assumed international company research responsibilities in 2000.  Mr. DiPrisco is a shareholder of the firm and a CFA charterholder.
YASHA GOFMAN
(IP) – Vice President. Mr. Gofman received his B.S. degree from Princeton University (Phi Beta Kappa) in 1988 and his M.B.A. from the Stanford
Graduate School of Business in 1994.  Prior to entering graduate school, Mr. Gofman worked for Energy Management Associates, a division of EDS.  He also spent two years as a management consultant with LEK Partnership.  Mr. Gofman joined Dodge & Cox in 1995.  He is a shareholder of the firm and a CFA charterholder.
JOHN A. GUNN
(I,IP,G) – Chairman and Chief Executive
Officer.
Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford
Graduate School of Business in 1972.  He joined Dodge & Cox in 1972.  He is a Trustee of the Dodge & Cox Funds.  Mr. Gunn is a former member of the Board of
Governors of the CFA Institute.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
KEIKO HORKAN
(IP) – Vice President. Ms. Horkan received her B.A. and M.A. degrees in law from Keio University, Tokyo in 1993 and 1995 and an M.B.A. from the
Stanford Graduate School of Business in 2000.  Prior to entering business school, she worked for Booz Allen & Hamilton as a management consultant.  Ms. Horkan joined
Dodge & Cox in 2000.  She is a shareholder of the firm and a CFA charterholder.
ROGER G. KUO
(IP) – Vice President. Mr. Kuo received his B.A. degree from Harvard College (magna cum laude) in 1993 and his M.B.A. degree in 1998 from the
Harvard Business School.  Prior to graduate school, he worked at Bear Stearns as a financial analyst.  He joined Dodge & Cox in 1998.  Mr. Kuo is a shareholder of the firm and a CFA charterholder.
CHARLES F. POHL
(I,IP,G,F) – Senior Vice President and Chief Investment Officer. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the
University of Chicago.  He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984.  He is a shareholder of the firm and a CFA charterholder.
GREGORY R. SERRURIER
(I,IP) – Vice President. Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford
Graduate School of Business in 1984.  He joined Dodge & Cox in 1984.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
DIANA S. STRANDBERG
(I,IP,G) – Vice President. Ms. Strandberg graduated from the University of California, Berkeley in 1981 (Phi Beta Kappa) and received her
M.B.A. degree from the Harvard Business School in 1986.  After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988.  She is a shareholder of the firm and a CFA charterholder.
International Investment Policy Committee
I = Member of Investment Policy Committee; IP = Member of International Investment Policy Committee;  G = Global Investment Policy Committee;  F = Member of Fixed Income Investment Policy Committee
08-205
June 30, 2008

Dodge & Cox  /  Investment Managers  /  San Francisco
ANTHONY J. BREKKE
(F) – Vice President. Mr. Brekke received his B.A. degree from the University of Iowa in 1997 and his M.B.A. degree from the Haas School of
Business at the University of California, Berkeley in 2003.  Prior to entering the Haas School, he worked for four years as an auditor with the National Futures Association.
He joined Dodge & Cox in 2003.  Mr. Brekke is a shareholder of the firm and a CFA charterholder.
JAMES H. DIGNAN
(F) – Vice President. Mr. Dignan received his A.B. from Columbia University in 1991 in Philosophy / Economics. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996.  Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae.  Mr. Dignan is a shareholder of the firm and a CFA charterholder.
THOMAS S. DUGAN
(F) – Vice President. Mr. Dugan received his B.A. from Brown University in 1987 and his M.B.A. from the University of California, Berkeley in
1992.  Before graduate school he worked as a fixed income securities trader for J.P. Morgan Securities.  Prior to joining Dodge & Cox in 1993, he worked in the Czech
Republic as an advisor to a Czech investment fund.  Mr. Dugan is a shareholder of the firm and a CFA charterholder.
DANA MORTON EMERY
(F) – Executive Vice President and Manager of the Fixed-Income Department. Ms. Emery received her B.A. degree from Stanford University in
1983.  She joined Dodge &Cox in 1983.  Ms. Emery is a Trustee of the Dodge & Cox Funds.  She is a shareholder of the firm, a CFA charterholder, and a Chartered
Investment Counselor.
PETER C. LAMBERT
(F) – Vice President. Mr. Lambert received his B.A. degree from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate
School of Management at U.C.L.A. in 1985.  Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
CHARLES F. POHL
(I,IP,G,F) – Senior Vice President and Chief Investment Officer. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the
University of Chicago.  He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984.  Mr. Pohl a Senior Vice President of the Dodge &
Cox Funds.  He is a shareholder of the firm and a CFA charterholder.
KENT E. RADSPINNER
(F) – Vice President. Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of
Management in 1996.  Between degrees, he served in the U.S. Navy.  He joined Dodge & Cox in 1996.  Mr. Radspinner is a shareholder of the firm and a CFA charterholder.
LARISSA K. ROESCH
(F) – Vice President. Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at the University of California, Berkeley in 1997.  Prior to graduate school, she worked for seven years in the performing arts industry.  She joined Dodge & Cox in 1997.  Ms. Roesch is a shareholder of the firm and a CFA charterholder.
ROBERT B. THOMPSON
(F) – Vice President. Mr. Thompson received his A.B. degree from Stanford in 1971, served as a U.S. Navy submarine officer, and then returned to Stanford to obtain his M.B.A. in 1977.  He worked in the fixed income departments of three major securities firms and as a principal of a small San Francisco-based investment management firm.  He joined Dodge & Cox in 1992.  He is a shareholder of the firm, a CFA charterholder, a Chartered Investment Counselor, and a past president of the CFA Society of San Francisco.
Fixed Income Investment Policy Committee
I = Member of Investment Policy Committee; IP = Member of International Investment Policy Committee;  G = Global Investment Policy Committee;  F = Member of Fixed Income Investment Policy Committee
08-205
June 30, 2008

Dodge & Cox  /  Investment Managers  /  San Francisco
LILY S. BEISCHER
(G) – Vice President. Ms. Beischer received her B.A. degree (cum laude) from Yale University in 1992 and her M.B.A. and J.D. (cum laude) degrees from Harvard in 1998.  Prior to graduate school, she worked for McKinsey & Company as a management consultant.  Ms. Beischer joined Dodge & Cox in 1998, left the firm to work at Looksmart, Inc. in 1999, and then rejoined Dodge & Cox in 2001.  Ms. Beischer is a member of the American Bar Association and California Bar
Association (inactive), a shareholder of the firm, and a CFA charterholder.
JOHN A. GUNN
(I,IP,G) – Chairman and Chief Executive
Officer.
Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford
Graduate School of Business in 1972.  He joined Dodge & Cox in 1972.  He is a Trustee of the Dodge & Cox Funds.  Mr. Gunn is a former member of the Board of
Governors of the CFA Institute.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
CHARLES F. POHL
(I,IP,G,F) – Senior Vice President and Chief Investment Officer. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the
University of Chicago.  He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984.  He is a shareholder of the firm and a CFA charterholder.
KAROL MARCIN
(G) – Vice President. Mr. Marcin received his B.A. from Whitman College (summa cum laude) in 1995 and his M.B.A. from the Stanford Graduate
School of Business in 2000.  Prior to entering graduate school, he worked for three years as a financial analyst with Salomon Brothers.  Mr. Marcin joined Dodge & Cox in
2000. Mr. Marcin is a CFA charterholder and a shareholder of the firm.
DIANA S. STRANDBERG
(I,IP,G) – Vice President. Ms. Strandberg graduated from the University of California, Berkeley in 1981 (Phi Beta Kappa) and received her
M.B.A. degree from the Harvard Business School in 1986.  After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988.  She is a shareholder of the firm and a CFA charterholder.
STEVEN C. VOORHIS
(I,G) – Vice President. Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard
Business School in 1996.  Prior to graduate school, he worked at Goldman Sachs as a financial analyst.  He joined Dodge & Cox in 1996.  Mr. Voorhis is a shareholder of the firm and a CFA charterholder.
Global Investment Policy Committee
I = Member of Investment Policy Committee; IP = Member of International Investment Policy Committee;  G = Global Investment Policy Committee;  F = Member of Fixed Income Investment Policy Committee
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Portfolio Managers, Investment Analysts and Client Service
ENGLEBERT T. BANGAYAN
– Mr. Bangayan received his B.A. degree in Applied Mathematics and Economics from Harvard College in 1999. Prior to joining Dodge &
Cox, he worked as an equity research associate at Epoch Partners.  Mr. Bangayan joined Dodge & Cox in 2002 as a research assistant and assumed equity research responsibilities in 2006.  Mr. Bangayan is a CFA charterholder.
PHILIPPE BARRET, JR. –
Mr. Barret received his BA degree (magna cum laude) from Washington and Lee University in 1998 and his M.B.A degree from the Stanford
Graduate School of Business in 2004.  Between degrees he worked as a private equity investor at American Securities Capital Partners, LLC and as a Mergers &
Acquisitions analyst at JP Morgan. Mr. Barret joined Dodge & Cox in 2004.
LILY S. BEISCHER
– Ms. Beischer received her B.A. degree (cum laude) from Yale University in 1992 and her M.B.A. and J.D. (cum laude) degrees from Harvard in
1998.  Prior to graduate school, she worked for McKinsey & Company as a management consultant.  Ms. Beischer joined Dodge & Cox in 1998, left the firm to work at
Looksmart, Inc. in 1999, and then rejoined Dodge & Cox in 2001. Ms. Beischer is a member of the American Bar Association and California Bar Association (inactive), a shareholder of the firm, and a CFA charterholder.
WENDELL W. BIRKHOFER
(I) – Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987.  Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles.  He joined Dodge &
Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a CFA charterholder, and a
Chartered Investment Counselor.
JAMES T. BORDEN
– Mr. Borden received his B.A. in Business Economics from the University of California, Santa Barbara in 1982. Prior to joining Dodge & Cox in
2002, he spent fifteen years with a small investment counseling firm in San Francisco where he served as a Principal of the firm and a portfolio manager working primarily with individual investor clients.  Mr. Borden is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
ANTHONY J. BREKKE
(F) – Mr. Brekke received his B.A. degree from the University of Iowa in 1997 and his M.B.A. degree from the Haas School of Business at the
University of California, Berkeley in 2003.  Prior to entering the Haas School, he worked for four years as an auditor with the National Futures Association.  He joined
Dodge & Cox in 2003.  Mr. Brekke is a shareholder of the firm and a CFA charterholder.
RICHARD T. CALLISTER
– Mr. Callister received his B.S. and M.Acc. degrees in Accountancy and Information Systems from Brigham Young University in 1996 (magna cum laude). Prior to receiving his M.B.A. from the Stanford Graduate School of Business in 2002, he worked as a systems consultant for Price Waterhouse and as a financial analyst for Bel Air Investment Advisors. Mr. Callister joined Dodge & Cox in 2002.  He is a shareholder of the firm and a CFA charterholder.
BRYAN CAMERON
(I,IP) – Director of Research. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A.
from the Stanford Graduate School of Business in 1983.  He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983.  Mr.
Cameron is a shareholder of the firm and a CFA charterholder.
STEVEN H. CASSRIEL
– Mr. Cassriel received his B.S. degree from Stanford University in 1983 and his M.B.A. degree from the Harvard Business School in 1992. Prior to graduate school, he worked for seven years at Xerox Corporation in product development, marketing, and sales.  He joined Dodge & Cox in 1992.  He is a shareholder of the firm and a CFA charterholder.
LINDA KANG CHONG –
Ms. Chong received her B.A. degree (summa cum laude) from Harvard University in 1995 and her J.D. degree from Harvard in 2000. Prior to graduate school, she worked for McKinsey & Company as a management consultant.  Prior to joining Dodge & Cox in 2005, she worked at Goldman Sachs as a Vice
President in the fixed income division. Ms. Chong is a member of the American Bar Association and the New York Bar Association.  She is a CFA charterholder.
I = Member of Investment Policy Committee          F = Member of Fixed Income Investment Policy Committee          IP = Member of International Investment Policy Committee
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JAMES H. DIGNAN
(F) – Mr. Dignan graduated from Columbia University in 1991 with an A.B. in Philosophy / Economics. He received an M.A. in Economics from New
York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996.  Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae.  Mr. Dignan is a shareholder of the firm and a CFA charterholder.
MARIO C. DIPRISCO
(IP) – Mr. DiPrisco received his B.S. degree from the School of Foreign Service at Georgetown University in 1997. Prior to joining Dodge & Cox, he passed the State Department’s Foreign Service Written and Oral examinations and worked on a successful senatorial campaign.  Mr. DiPrisco joined Dodge & Cox as a research assistant in 1998 and assumed international company research responsibilities in 2000.  Mr. DiPrisco is a shareholder of the firm and a CFA charterholder.
KATHERINE HERRICK DRAKE
– Ms. Drake received her B.A. degree from Pomona College in 1977 and her M.B.A. from the Graduate School of Management at
U.C.L.A. in 1981.  She joined Dodge & Cox in 1981.   She is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
THOMAS S. DUGAN
(F) – Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California, Berkeley in
1992.  Before graduate school, he worked as a fixed-income securities trader for J.P. Morgan Securities.  Prior to joining Dodge & Cox in 1993, he worked in the Czech
Republic as an advisor to a Czech investment fund.  Mr. Dugan is a shareholder of the firm and a CFA charterholder.
DAVID J. EDWARDS
– Mr. Edwards joined Dodge & Cox in 1996. His prior experience includes two years as a marketing Vice President with Dreyfus Retirement
Services and ten years with The Northern Trust Company where he held various positions in Master Trust sales and operations.  He received his B.S. in Business
Administration and Personnel from Miami University in Oxford, Ohio in 1984.  He is a shareholder of the firm.
DANA MORTON EMERY
(F) – Executive Vice President and Manager of the Fixed-Income Department. Ms. Emery received her B.A. degree from Stanford University in
1983.  She joined Dodge & Cox in 1983.  Ms. Emery is a Trustee of the Dodge & Cox Funds.  She is a shareholder of the firm, a CFA charterholder, and a Chartered
Investment Counselor.
KARIM FAKHRY –
Mr. Fakhry received his B.A. degree in Economics from Stanford University in 1998 (Phi Beta Kappa) and his M.B.A. degree from the Harvard
Business School in 2005. Prior to graduate school, he worked at Morgan Stanley, Webvan Group, and Fremont Partners. Mr. Fakhry joined Dodge & Cox in 2005.
KATIE O. FAST
– Ms. Fast received her B.S. in Marketing from Boston College in 1995. Prior to joining Dodge & Cox in 2003, she worked at Dresdner RCM as a member of the fixed income team and at Bloomberg L.P. doing client service.  Ms. Fast is a CFA charterholder.
YASHA GOFMAN
(IP) – Mr. Gofman received his B.S. degree from Princeton University (Phi Beta Kappa) in 1988 and his M.B.A. from the Stanford Graduate School of
Business in 1994.  Prior to entering graduate school, Mr. Gofman worked for Energy Management Associates, a division of EDS.  He also spent two years as a management consultant with LEK Partnership.  Mr. Gofman joined Dodge & Cox in 1995.  He is a shareholder of the firm and a CFA charterholder.
STEVEN T. GORSKI
– Mr. Gorski received his B.A. degree with honors from California State University, Sacramento in 1992. He joined Dodge & Cox in 1994. Mr.
Gorski is a shareholder of the firm.
JOHN A. GUNN
(I,IP,G) – Chairman and Chief Executive
Officer.
Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford
Graduate School of Business in 1972.  He joined Dodge & Cox in 1972.  He is a Trustee of the Dodge & Cox Funds.  Mr. Gunn is a former member of the Board of
Governors of the CFA Institute.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
DAVID C. HOEFT
(I) – Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in
1993.  Prior to entering graduate school, he worked for two years as a consultant to the energy industry.  He joined Dodge & Cox in 1993.  He is a shareholder of the firm and a CFA charterholder.
Portfolio Managers, Investment Analysts and Client Service (cont.)
I = Member of Investment Policy Committee          F = Member of Fixed Income Investment Policy Committee          IP = Member of International Investment Policy Committee
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Portfolio Managers, Investment Analysts and Client Service (cont.)
KEIKO HORKAN
(IP) – Ms. Horkan received her B.A. and M.A. degrees in law from Keio University, Tokyo in 1993 and 1995 and an M.B.A. from the Stanford Graduate
School of Business in 2000.  Prior to entering business school, she worked for Booz Allen & Hamilton as a management consultant. Ms. Horkan joined Dodge & Cox in
2000.  She is a shareholder of the firm and a CFA charterholder.
JOHN N. IANNUCCILLO
– Mr. Iannuccillo received his B.A. degree from Merrimack College in 1990 and his M.B.A. degree from the Harvard Business School in 1997.
Prior to entering graduate school, he worked as a consultant with Arthur Andersen LLP and is licensed as a Certified Public Accountant.  He joined Dodge & Cox in 1997.
Mr. Iannuccillo is a shareholder of the firm and a CFA charterholder.
LUCINDA I. JOHNS
– Ms. Johns received her B.A. degree from Williams College in 1996 (magna cum laude) and her M.B.A. degree from the UCLA Anderson School of
Management in 2004.   Prior to graduate school, she worked for approximately two years each at Merrill Lynch as a financial analyst, Dodge & Cox as a research assistant, and NBC Internet as a Senior Product Manager.  Ms. Johns rejoined Dodge & Cox in 2004 and is a CFA charterholder.
KEVIN D. JOHNSON
– Mr. Johnson received his B.A. degree from Harvard University in 1984 and his M.B.A. degree from the Stanford Graduate School of Business in
1989.  Prior to entering graduate school, he worked for three years as a securities analyst with Fred Alger Management.  He joined Dodge & Cox in 1989.  He is a shareholder of the firm and a CFA charterholder.
NANCY A. KELLERMAN
– Ms. Kellerman received her B.S. in Business Administration from the University of New Hampshire in 1992. Prior to joining Dodge & Cox in
1996, she worked at State Street Bank and Trust Company in its Mutual Fund Services Division.  Ms. Kellerman is a CFA charterholder and a shareholder of the firm.
ROGER G. KUO
(IP) – Mr. Kuo received his B.A. degree from Harvard College (magna cum laude) in 1993 and his M.B.A. degree in 1998 from Harvard University. Prior to graduate school, he worked at Bear Stearns as a financial analyst.  He joined Dodge & Cox in 1998.  Mr. Kuo is a shareholder of the firm and a CFA charterholder.
PETER C. LAMBERT
(F) – Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of
Management at U.C.L.A. in 1985.  Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
THINH V. LE
– Mr. Le received his B.A. degree in Economics from Cornell University in 1997. Prior to joining Dodge & Cox in 2000, he worked at Morgan Stanley in their Debt Capital Markets Services division.  Mr. Le is a shareholder of the firm.
NICHOLAS V. LOCKWOOD
– Mr. Lockwood received his B.S. degree from The U.S. Naval Academy in 2001. After graduation he served as an officer in the U.S. Navy.
He joined Dodge & Cox as a fixed income research and trading associate in 2007.
KAROL MARCIN
– Mr. Marcin received his B.A. from Whitman College (summa cum laude) in 1995 and his M.B.A. from the Stanford Graduate School of Business in
2000.  Prior to entering graduate school, he worked for three years as a financial analyst with Salomon Brothers.  Mr. Marcin joined Dodge & Cox in 2000. Mr. Marcin is a
CFA charterholder and a shareholder of the firm.
KATHLEEN GREY MCCARTHY
- Ms. McCarthy received her B.A. degree in Economics from Stanford University in 2001 and her M.B.A. degree from the Stanford
Graduate School of Business in 2007.  Prior to graduate school, she worked at Merrill Lynch and Palladium Equity Partners.  Ms. McCarthy joined Dodge & Cox in 2007.
RAYMOND J. MERTENS JR. –
Mr. Mertens received his B.A. from Harvard College in 1994 and his M.B.A. from the Harvard Business School in 2003. Prior to graduate school, he worked at Idealab and as an Associate at TA Associates, and as an Investment Banking analyst at Alex. Brown.  He joined Dodge & Cox in 2003.
Mr. Mertens is a shareholder of the firm.
MARY ANN MILIAS
– Ms. Milias received her B.A. from Stanford University in 1967, M.A. degree from Columbia University in 1969, and her M.B.A. from the Harvard
Business School in 1974.  Her experience includes 14 years at Miller Anderson & Sherrerd as founder, partner and manager of its San Francisco office and 13 years at
Castle & Cooke, Inc., where she held various positions including Vice President and Treasurer.  She joined Dodge & Cox in 2001. Ms. Milias is a shareholder of the firm.
I = Member of Investment Policy Committee          F = Member of Fixed Income Investment Policy Committee          IP = Member of International Investment Policy Committee
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JOEL-PATRICK MILLSAP
–
Mr. Millsap received his B.A. from Texas Christian University in 2001 (summa cum laude) and an M.B.A. from the University of Chicago in
2006 (high honors).  Prior to graduate school, he worked as a Fixed Income Analyst at Barrow, Hanley, Mewhinney & Strauss, an investment management firm in Dallas,
TX.   Mr. Millsap joined Dodge & Cox in 2006 and is a CFA charterholder.
SHIRLEE R. NEIL
– Vice President. Ms. Neil received her B.A. degree from the University of Colorado, Boulder in 1988. Prior to joining Dodge & Cox in 1992, she worked for Merrill Lynch in the Capital Markets division and Financial Center Bank.  Ms. Neil is a shareholder of the firm and a CFA charterholder.
AMANDA L. NELSON
– Vice President. Ms. Nelson received her B.A. from Columbia University in 1994 and her M.B.A. from The Wharton School, University of
Pennsylvania, in 2000. Prior to entering graduate school, she worked for Goldman Sachs for four years as a financial analyst in equity research and asset management. Ms.
Nelson joined Dodge & Cox in 2000 and is a shareholder of the firm.
RIA T. NICKENS
– Ms. Nickens received her B.A. degree from Cornell University in 1992. Prior to joining Dodge & Cox in 2000, Ms. Nickens was a Consultant and
Client Liaison and then a Performance Analyst at Husic Capital Management.
STEPHANIE DAVIS NOTOWICH
– Vice President. Ms. Notowich received her B.B.A. degree in Economics from Pace University in 1988. From 1988 to 1992, she worked at an economic analysis firm and a major commodities exchange in New York City.  Ms. Notowich worked at HSBC Markets for four years prior to joining Dodge & Cox in 1995.  She is a shareholder of the firm and a CFA charterholder.
KENNETH E. OLIVIER
(I) – President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings
College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a Trustee of the Dodge & Cox Funds.  Mr. Olivier is a past president of the CFA
Society of San Francisco, and a member of the American Bar Association and the California Bar Association (inactive).  He joined Dodge & Cox in 1979 and is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
E. SAUL PEÑA
– Mr. Peña received his B.A. degree in Economics from the University of San Francisco in 2000 (cum laude). He joined Dodge & Cox as a research assistant in 2000 and assumed fixed income research responsibilities in 2004.
CHARLES F. POHL
(I,IP,G,F) – Senior Vice President and Chief Investment Officer. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the
University of Chicago.  He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984.  Mr. Pohl is a  Senior Vice President of  the Dodge &
Cox Funds.  He is a shareholder of the firm and a CFA charterholder.
LYNN ANDERSON POOLE
– Vice President. Ms. Poole received her B.A. degree from Stanford University in 1982 and her M.B.A. from the Graduate School of
Management at U.C.L.A. in 1987.  Prior to entering the M.B.A. program, she worked three years for Sutro & Co..  She joined Dodge & Cox in 1987.  She is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
KENT E. RADSPINNER
(F) – Vice President. Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of
Management in 1996.  Between degrees, he served in the U.S. Navy.  He joined Dodge & Cox in 1996.  Mr. Radspinner is a shareholder of the firm and a CFA charterholder.
NILS M. REUTER
– Mr. Reuter received his B.A. degree from Brown University in Biology and Sociology in 2003. Mr. Reuter joined Dodge & Cox in 2003 and is a CFA charterholder.
LARISSA K. ROESCH
(F) – Vice President. Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at the University of California, Berkeley in 1997.  Prior to graduate school, she worked for seven years in the performing arts industry.  She joined Dodge & Cox in 1997.  Ms. Roesch is a shareholder of the firm and a CFA charterholder.
Portfolio Managers, Investment Analysts and Client Service (cont.)
I = Member of Investment Policy Committee; IP = Member of International Investment Policy Committee;  G = Global Investment Policy Committee;  F = Member of Fixed Income Investment Policy Committee
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ADAM S. RUBINSON
– Mr. Rubinson graduated from Columbia College in 1988 and received his J.D. degree from the Stanford Law School in 1991. From 1991 to 1997 he practiced corporate law at Sullivan & Cromwell.  Prior to joining Dodge & Cox in 2002, he worked in the fixed income and investment banking divisions of Goldman
Sachs.  Mr. Rubinson is a shareholder of the firm and a CFA charterholder.
MATTHEW J. SCHMIDT
– Mr. Schmidt received his B.A. from Georgetown University in 1996. Prior to Dodge & Cox, he worked in a private equity consulting group at
State Street Bank.  He also worked as an analyst for mPower Advisors, LLC and a research assistant at Wentworth, Hauser & Violich.  He joined Dodge & Cox in 2003 and is a CFA charterholder.
GREGORY R. SERRURIER
(I,IP) – Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of
Business in 1984.  He joined Dodge & Cox in 1984.  He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.
TARA E. SHAMIA
– Ms. Shamia received her B.S. degree in Finance and Human Resource Management from Syracuse University in 1998. Prior to joining Dodge & Cox in 2001, Ms. Shamia was in the Client Service and Performance Attribution department of Seneca Capital Management.
PARITOSH SOMANI
- Mr. Somani received his B.S. and M.Eng. degrees in Electrical Engineering and Computer Science from MIT in 2001 and his M.B.A. degree from the Stanford Graduate School of Business in 2007. Prior to graduate school, he worked as a private equity associate at Francisco Partners and a corporate finance analyst at
Morgan Stanley.  Mr. Somani joined Dodge & Cox in 2007.
JAY J. STOCK
– Mr. Stock received his B.S. in Electrical Engineering from the University of Arizona in 1983 and his M.B.A. from the University of Chicago in 1992.
Between degrees  he was an electronic design engineer for Ford Aerospace Corporation.  Prior to joining Dodge & Cox in 2002, he worked in fixed-income for BARRA, as a fixed-income portfolio manager/trader for Mellon Capital, and as a managing director for Visible Markets.
DIANA S. STRANDBERG
(I,IP) – Ms. Strandberg graduated from the University of California, Berkeley in 1981 (Phi Beta Kappa) and received her M.B.A. degree from the Harvard Business School in 1986.  After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. Ms. Strandberg is a Senior
Vice President of the Dodge & Cox Funds. She is a shareholder of the firm and a CFA charterholder.
ROBERT B. THOMPSON
(F) – Mr. Thompson received his A.B. degree from Stanford in 1971, served as a U.S. Navy submarine officer, and then returned to Stanford to obtain his M.B.A. in 1977.  He worked in the fixed income departments of three major securities firms and as a principal of a small San Francisco-based investment management firm.  He joined Dodge & Cox in 1992.  He is a shareholder of the firm, a CFA charterholder, a Chartered Investment Counselor, and a past president of the
CFA Society of San Francisco.
STEVEN C. VOORHIS
(I) – Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996.
Prior to graduate school, he worked at Goldman Sachs as a financial analyst.  He joined Dodge & Cox in 1996.  Mr. Voorhis is a shareholder of the firm and a CFA charterholder.
ERIC R. WARNER
–
Mr. Warner received his B.S. degree from the University of Delaware in 1984 and his M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern in 1990. Prior to graduate school, he worked as a credit analyst for two Philadelphia banks.  After graduate school he worked for an investment advisor in
San Francisco and then founded Telegraph Hill Investment Counsel in 1997, managing the firm until he joined Dodge & Cox in 2005. Mr. Warner is a CFA charterholder and a Chartered Investment Counselor.
TAE YAMAURA –
Ms. Yamaura received her B.A. degree from the University of Tokyo in 1995, MA from the University of Pennsylvania in 2000 and her MBA from the
Wharton School, University of Pennsylvania in 2000.  Prior to joining Dodge & Cox in 2008, she worked for Booz Allen & Hamilton as a management consultant.
AYANO YONEDA
– Ms. Yoneda received her B.A. degree from Keio University in 2002. Prior to joining Dodge & Cox in 2004, she worked at Merrill Lynch Japan
Securities for three years in their Equity Research department.
Portfolio Managers, Investment Analysts and Client Service (cont.)
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MARIAN ZISCHKE BALDAUF
– Administration. Ms. Baldauf received her A.B. from Dartmouth College in 1984. Prior to joining Dodge & Cox in 1986, she worked for
The Northern Trust Company in Chicago.  She is a shareholder of the firm and a CFA charterholder.
DAMON T. BLECHEN
– Equity Trading. Mr. Blechen received his B.A. in Economics from Dartmouth College in 1998. Mr. Blechen joined Dodge & Cox in 2002. His previous experience includes four years with Goldman Sachs where he worked as a clerk on the New York Stock Exchange and as a sales trader in the San Francisco office.
He is a CFA charterholder.
JANELLE R. BOLTZ
– Client Service Associate. Ms. Boltz received her B.S. degree from the University of California, Leangles in 1993. Ms. Boltz joined Dodge & Cox in
2001.  Previously she was Assistant Vice President at Gruntal & Co. Inc. in fixed income sales.  Ms. Boltz is a shareholder of the firm.
JIM BOWBLISS
– Systems. Mr. Bowbliss received a B.S. in Management of Information Technology from the University of Phoenix in 1998. He joined Dodge & Cox in
2006 after serving as Applications Development Director of JP Morgan Private Client Services.  He has over 10 years experience in financial IT and has held senior positions at Merrill Lynch and Bank One; he was president/founder of his own consulting company, The Bliss Group.
PREM CERVENKA
– Systems. Mr. Cervenka received his degree in software analysis from the Prague School of Economics in 1965. Prior to joining Dodge & Cox in
1993, he worked as an independent software consultant.  He is a shareholder of the firm.
DANIEL F. CHAPEY
– Equity Trading. Mr. Chapey received his B.A. from Adelphi University in Garden City, New York, graduating magna cum laude in 1992. When he joined Dodge & Cox in 2004, he brought over 16 years of trading experience.
MICHELE L. COBBLE
– Equity Trading. Ms. Cobble received her B.A. degree in Applied Mathematics from the University of California, Berkeley in 1985. Ms. Cobble
joined Dodge & Cox in 2002.  Her previous experience includes trading equities and bonds with Osterweis Capital Management for 15 years, where she was an Assistant
Vice President and Head Trader.
EMILIANO ZAPATA DAWKINS
– Equity Trading. Mr. Dawkins received his B.A. from the University of California, Berkeley in 1992. Prior to joining Dodge & Cox in
2005, his 12 years of previous experience included working as a Vice President/Sales & Trading at WR Hambrecht and making markets in NASDAQ securities at Banc of
America Securities.
THOMAS GIVAN
– Systems. - Mr. Givan received his B.A. from Hampshire College in 1979. Mr. Givan joined Dodge and Cox in April, 2007. He has held senior IT positions at JP Morgan, Bank One, FolioFN, and Scudder-Kemper Investments.
TAMARA G. GUNAWARDANA
– Compliance Analyst. Ms. Gunawardana received her B.A. from California State University, Sacramento in 1999. She has over eight years experience in investment management compliance and has held positions at Highmark Capital Management, Wells Fargo Funds Management, E*Trade Financial, and was
the president/founder of her own consulting company, Concipio, Inc.  Ms. Gunawardana joined Dodge & Cox in 2007.
GLEN S. GUYMON
- Associate Counsel. Mr. Guymon received his B.A. from Stanford University, an M.S.F.S. from Georgetown University, and his J.D. from the
University of Virginia School of Law. He joined Dodge & Cox in 2007. Mr. Guymon previously served as associate counsel for international affairs at the Investment
Company Institute and as an associate at WilmerHale.  Mr. Guymon is admitted to the Bar in California and the District of Columbia.
THOMAS R. HOFMANN,
JR.
– Client Service Associate. Mr. Hofmann received his B.A. degree from the University of Oregon in 1966. He joined Dodge & Cox in
1997 after 29 years with the Wells Fargo Bank Private Banking/Trust Division.  Mr. Hofmann is a shareholder of the firm.
PATRICIA A. HUGHES
– Operations/Administration. Ms. Hughes received her M.S. degree from Hofstra University in New York in 1974. Ms. Hughes joined Dodge &
Cox in 1987 after serving as Vice President and Manager of Client Services, Marketing and Compliance in the Business Trust Division at Wells Fargo Bank.  She was with
Wells Fargo for eight years.   She is a shareholder of the firm.
Administration & Trading
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Administration & Trading (cont.)
ROBERTA R. KAMEDA
–
Senior Counsel. Ms. Kameda received her B.A. with distinction from the University of Hawaii and her J.D. from Columbia University School of
Law.  Prior to joining the firm, she was a senior lawyer at Franklin Templeton Investments, an associate at Debevoise & Plimpton, and Special Counsel in the SEC's
Division of Investment Management.  She is a member of the Hawaii and District of Columbia Bar Associations.  Ms. Kameda joined Dodge & Cox in 2006.
RON A. KANTER
– Systems. Mr. Kanter received his B.S. in Artificial Intelligence from the University of California, San Diego in 1985. Prior to joining Dodge & Cox in
1998, Mr. Kanter worked for nine years with Capital Management Sciences, where he was Vice President of the MIS and Technical Consulting departments.  Prior to that, he was a research associate and programmer at the University of California, Los Angeles Medical Center.
JOE KARDEK
–
Systems. Mr. Kardek received his B.A. (Honors) from New Hampshire College in 1982. He joined Dodge & Cox in April of 2005 after serving as CIO for JP Morgan/Bank One's Private Client, Asset Management, and Brokerage areas. He has over 20 years experience and has held senior IT positions with Merrill Lynch,
Standish, Ayer and Wood, and Fidelity.  He is a shareholder of the firm.
LI Y. KAO
– Senior Compliance Analyst. Ms. Kao received her Bachelor's degree in Environmental Economics and Policy from UC Berkeley. Prior to joining Dodge &
Cox, she was a Senior Compliance Associate at Mellon Capital Management Corp.  Prior to working at Mellon, Ms. Kao worked in Compliance at Western Asset
Management Co and Dresdner RCM Global Investors LLC.  Ms. Kao is a Chartered Financial Analyst.  She joined Dodge & Cox in 2008.
LINDA M. KOCENIAK
– Administration. Ms. Koceniak received her B.B.A. in Accounting from the University of Massachusetts, Amherst in 1992. She joined Dodge &
Cox in 2000.  Her prior experience includes nearly three years with PricewaterhouseCoopers LLP and three years with State Street Bank & Trust.  Ms. Koceniak is a
Certified Public Accountant.
MARCUS L. KONG
– Equity Trading. Mr. Kong received his B.A. in Economics from Purdue University in 1995. Mr. Kong joined Dodge and Cox in 2006. His previous experience includes trading equity at Banc of America Securities for five years on their Nasdaq trading desk and Prime Brokerage division.
WILLIS J. KOO
– Administration. Mr. Koo received his B.S. in Business Administration from the University of California, Berkeley in 1999. Prior to joining Dodge &
Cox in 2006, he worked at Ernst & Young LLP and Olympus Capital, a private equity fund company, and interned at Dodge & Cox in 1999.  Mr. Koo is a Certified Public
Accountant.
JANE F. LARROW
– Client Service Associate. Ms. Larrow received her B.S.B.A. (magna cum laude) from Suffolk University, Massachusetts in 1994. She joined Dodge
& Cox in June 2001.  Her prior experience includes that of  Assistant Vice President in the Institutional Client Service Division at Putnam Investments for three years and
15  years with Keystone Investments.  Ms. Larrow is a shareholder of the firm.
NAOMI R. LEONARD
– Client Service Associate. Ms. Leonard received her B.A. from Emory University in 1997. Prior to joining Dodge & Cox in 2002, she worked in the Consultant Relations Group at Sanford C. Bernstein & Co. in New York.
JOHN M. LOLL
– Administration. Mr. Loll received his B.A. with honors from the University of Southern California in 1988. Prior to joining Dodge & Cox in 1994, he was employed by Price Waterhouse, where he performed auditing and tax services in their Investment Company Group.  He is a shareholder of the firm and a Certified
Public Accountant.
DAVID H. LONGHURST
– Administration. Mr. Longhurst received his B.S. in Accounting (cum laude) from Brigham Young University in 1982. Prior to joining Dodge &
Cox in 2004, he served as Vice President and Treasurer of the Safeco Mutual Funds.  Prior to Safeco, he worked at Ernst & Young, serving investment company clients.
Mr. Longhurst is a Certified Public Accountant.  He is a shareholder of the firm.
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Administration & Trading (cont.)
BRUCE T. MASATSUGU
– Systems/Administration. Mr. Masatsugu received his B.A. degree from Marietta College in Ohio and his M.B.A. from the University of
Oregon in 1977.  He joined Dodge & Cox in 1989 from Wells Fargo Bank where he was Vice President and Manager of Planning and Analysis in the Asset Management
Division.  Mr. Masatsugu is a shareholder of the firm.
THOMAS M. MISTELE
– Chief Operating Officer and General Counsel. Mr. Mistele received his B.S. degree from the University of Scranton, M.Ed. and Ed.S. degrees from Kent State University, and J.D. degree from the Catholic University of America.  Prior to joining the firm, he was General Counsel of the U.S. Templeton Mutual
Funds and a senior executive officer of the Franklin/Templeton Group.  He is a member of the Board of Governors of the Investment Company Institute.  He is also a member of the California Registered In-House Counsel and the Virginia Bar Associations.  Mr. Mistele joined Dodge & Cox in 1996. He is a shareholder of the firm.
STEVEN Z. MO
–
Systems. Mr. Mo is a Microsoft Certified Systems Administrator as well as a Microsoft Certified System Engineer. Prior to joining Dodge & Cox in
2005, he worked as an executive support specialist at Agilent Technology and desktop support specialist at Hewlett Packard headquarters.
JANET R. MONTOYA
– Equity Trading. Ms. Montoya joined Dodge & Cox in 1987 after having spent the previous two years as Vice President of Operations for an investment management firm in Boston.  Her investment experience also includes seven years in portfolio administration.  She is a shareholder of the firm.
SUDHA A. MURTHY
– Systems. Dr. Murthy received her Ph.D in Atomic Physics and M.S in Physics from the University of Massachusetts, Amherst, MA. She has worked as a senior software engineer in several Bay Area software firms including Solomon Software, GreatPlains, ProBusiness, and MobileFrame.  She joined Dodge &
Cox in 2004.
STEPHEN J. NODEN
– Equity Trading. Prior to joining Dodge & Cox in 2005, Mr. Noden spent over 20 years trading in equities around the world. He has been a market maker in International equities and ADRs at Dresdner Kleinwort Benson in both New York & London before becoming Vice President in equities at JP Morgan. More recently he has worked as an international trader at Cantor Fitzgerald and TD Waterhouse.
MEGAN A O'KEEFFE
–
Compliance Analyst. Ms. O'Keeffe received her B.A. degree from the University of California, Berkeley in 2003. Prior to joining the firm, she worked as a finance assistant at ServiceSource International.  Ms. O’Keeffe joined Dodge & Cox in 2005.
KATHERINE M. PRIMAS
– Associate Chief Compliance Officer. Ms. Primas received her B.S. in Business Administration from the University of San Francisco and her
M.B.A. from Notre Dame de Namur University.  Prior to joining Dodge & Cox, she was a Director in Internal Audit with the Charles Schwab Corporation and a
Compliance Manager with Franklin Templeton Investments.  Ms. Primas is a Certified Internal Auditor.  She joined Dodge & Cox in 2004.
TIMOTHY D. ROBISON
– Systems. Mr. Robison’s prior work experience includes six years with Morgan Stanley’s operations department in San Francisco. He served four years as a member of the US Naval Submarine Force.  Mr. Robison joined Dodge & Cox in 1997.
MURRAY J. ROLFE –
Performance/Operations. Mr. Rolfe received his B.S. degree in Econometrics and Finance from the University of New South Wales in 1992. Prior to
Dodge & Cox, his ten years of investment experience includes analytical positions held with Pictet Asset Management (London), Lend Lease Corporation, and
Commonwealth Investment Management (Australia). Mr. Rolfe joined Dodge & Cox in 2002 and is a CFA charterholder and is GIPS certified.
SAVVY S. SOUN
– Head of Equity Trading. Mr. Soun received his B.S. degree in Industrial Engineering and Operations Research from Columbia University in 1995 and his M.B.A. from the Haas School of Business at University of California, Berkeley in 2007.  He joined Dodge & Cox in 2001.  His previous experience includes four years with the NASDAQ trading desk of Banc of America Securities. Mr. Soun is a shareholder of the firm.
KRISTIN A. STANS
– Equity Trading. Ms. Stans received her B.S. degree in Kinesiology from San Francisco State University in 1996. She joined Dodge & Cox in 2002.
Ms. Stans previous experience includes two years on the trading desk at Elijah Asset Management.
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Dodge & Cox  /  Investment Managers  /  San Francisco
Administration & Trading (cont.)
VIVIAN THORPE
– Client Service Associate. Prior to joining Dodge & Cox in 1992, Ms. Thorpe was employed by Bank of America for eight years where her responsibilities included budget and compliance analysis in the Stock Transfer and Corporate Trust Departments.  Ms. Thorpe is a shareholder of the firm.
CHRISTINA A. TUNG
– Client Service Associate. Ms Tung received her B.S. degree from San Francisco State University in 1974. She joined Dodge & Cox in 1992.
Previously, she was a Vice President in the Private Banking Division at Wells Fargo Bank.  During her 18 years with Wells Fargo, she worked in the Commercial Banking,
Trust, Probate, and Custody Departments.  She is a shareholder of the firm.
MARCIA P. VENEGAS
– Chief Compliance Officer (CCO) and Chief Compliance Officer of the Dodge & Cox Funds. Ms. Venegas received her B.A. degree from
Wollongong University (Australia) in 1991. Prior to joining the firm, she was Business Risk Manager with Deutsche Asset Management Australia Limited and Senior
Corporate Auditor with Citibank Limited (Australia). She joined Dodge & Cox in 2003. Ms. Venegas is a Certified Regulatory and Compliance Professional (CRCP).
BETTY L. WANG
– Client Service Associate. Ms. Wang received her B.S. degree in Finance from the University of Illinois at Urbana-Champaign in 1998. Prior to
joining Dodge & Cox in 2001, she worked in client servicing at Northern Trust Global Investments in Chicago.  Ms. Wang is a shareholder of the firm.
ADRIENNE M. WHEELER
– Administration. Ms. Wheeler received her B.A. from Kent State University in 1992. Prior to joining Dodge & Cox in 2001, Ms. Wheeler worked as an Associate Portfolio Manager for Harris Bretall Sullivan & Smith.  Her previous experience includes four years as a Senior Associate account administrator in the Private Investment Counsel division of Scudder Stevens & Clark.  Her investment experience also includes an additional three years of portfolio administration in
Cleveland, Ohio.
SUZANNE E. WIELAND
– Client Service Associate. Ms. Wieland received her B.S. degree from the University of San Francisco in 1988. She joined Dodge & Cox in
1997 after having spent eight years with Morgan Stanley’s fixed income division, where her concentration was in the area of mortgage-backed securities.  She is a shareholder of the firm.
DOROTHY M. WISMAR –
Client Service Associate. Ms. Wismar received her B.A. degree in Economics, International Area Studies from the University of California, Los
Angeles (Phi Beta Kappa) in 1995.  Ms. Wismar joined Dodge & Cox in 2005.  Her previous experience includes equity research sales at Goldman Sachs.
JEFFREY P. ZENDER
– Systems. Mr. Zender received his B.S. degree in Psychology from Pomona College in 1983. Prior to joining Dodge & Cox in 2001, Mr. Zender worked for ten years as an independent IT consultant in the Financial and Television industries.  Before starting his business in 1990, he worked five years as a Network
Systems Engineer for a large computer retailer.
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Dodge & Cox  /  Investment Managers  /  San Francisco
Mutual Fund Client Service/Administration
ROBERT CURRAN
– Mr. Curran received his B.A. from California State University, Sacramento in 1996 and his M.B.A. with a concentration in Management and
Leadership from the University of La Verne in 2004.  Prior to joining Dodge & Cox in 2007, he was a Vice President and Senior Manager of WM Shareholder Services for
the WM Group of Funds and was employed with Franklin Templeton Investments.
SANDY A. HE
– Ms. He received her B.A. from the University of California, Berkeley in 2002. Prior to joining Dodge & Cox in 2005, she was a Client Services Associate
at Fisher Investments.
PATRICIA L. GRIBBEN
– Ms. Gribben received her B.S. degree from the University of Kansas in 1971. She joined Dodge & Cox in 1998. Her prior experience includes
15 years in the Business Trust and Retirement Programs Divisions of Wells Fargo Bank and four years with the Investment Management Division of Union Bank of
California.
KRISTEN M. HARLOW –
Ms. Harlow received her B.A. from Hobart and William Smith Colleges in 1996 and M.B.A. with an emphasis in Finance from the University of
San Francisco in 2003 (Beta Gamma Sigma). Prior to joining Dodge & Cox in 2004, Ms. Harlow's previous experience includes five years in marketing.
MARY E. KLABUNDE
– Ms. Klabunde joined Dodge & Cox in 1998. Previously, she was a Vice President with the Mutual Fund Services Division of Firstar Trust
Company in Milwaukee.  Her 13 years of mutual fund service experience with Firstar included client services, custody, and administration.  She is a shareholder of the firm.
RICK M. MARINO –
Mr. Marino received his B.A. from the University of Virginia in 1993. His fifteen years of mutual fund operations experience includes positions held with Banc of America Securities LLC, The Calvert Group, and Scott & Stringfellow, Inc.  Mr. Marino joined Dodge & Cox in 2003.
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